We disclose that at the Board of Directors meeting of Philippine Long Distance Telephone Company (the "Company") held on 10 June 2003, the Board of Directors of the Company approved the adoption of the attached consolidated and non-consolidated financial statements of the Company for the three years ended December 31, 2002.

At the request of the Company, SyCip Gorres Velayo & Co., or SGV, a member practice of Ernst & Young Global, or EY, re-audited the consolidated and non-consolidated financial statements of the Company for 2000 and 2001. SGV rendered an unqualified audit report on the Company’s consolidated and non-consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002. There are no material changes in the previously filed consolidated and non-consolidated financial statements of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: June 10, 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy – Philippine Stock Exchange

1 copy – Company Secretary

SGV & CO

Report of Independent Auditors

The Stockholders and the Board of Directors

Philippine Long Distance Telephone Company

We have audited the accompanying consolidated and non-consolidated balance sheets of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company, respectively, as of December 31, 2002, 2001 and 2000, and the related consolidated and non-consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Mabuhay Philippines Satellite Corporation, ACeS Philippines Cellular Satellite Corporation, ePLDT, Inc. and other subsidiaries. The consolidated financial statements reflect total assets of these subsidiaries of Php18,873 million, Php16,764 million and Php14,872 million as of December 31, 2002, 2001 and 2000, respectively, and total operating revenues of Php5,508 million, Php2,552 million and Php2,034 million for the years then ended, respectively. In the non-consolidated financial statements, the carrying value of the investments in these subsidiaries amount to Php5,374 million, Php6,091 million and Php4,499 million as of December 31, 2002, 2001 and 2000, respectively, and the equity in net losses for the years then ended amount to Php1,115 million, Php89 million and Php25 million, respectively. The financial statements of these subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated and non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries and of Philippine Long Distance Telephone Company, respectively, as of December 31, 2002, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

As fully discussed in Note 3 to the financial statements, the Company changed in 2002 its method of accounting for its investment in the shares of stock of Pilipino Telephone Corporation as provided under Statement of Financial Accounting Standards 28/International Accounting Standards 28, “Accounting for Investments in Associates.” Also, as discussed in Note 3, the Company and certain subsidiaries have given retroactive effect to the change in accounting for prepaid cards.

/s/ SYCIP GORRES VELAYO & CO.

Makati City, Philippines

June 6, 2003

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

BALANCE SHEETS

December 31, 2002, 2001 and 2000

(In Million Pesos)

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(As restated - Note 3)			(As restated - Note 3)
ASSETS
Current Assets
Cash and cash equivalents (Notes 5 and 22)	9,674	4,123	10,876	7,781	2,336	4,165
Accounts receivable – net (Notes 6, 15 and 22)	27,101	26,797	20,124	22,109	21,016	19,376
Inventories and supplies – net (Note 7)	3,374	5,204	4,507	1,778	3,685	2,709
Deferred income tax – net (Notes 3 and 18)	1,725	1,626	3,772	1,111	1,346	3,002
Prepayments and other current assets	1,650	2,258	1,879	432	946	1,403
Total Current Assets	43,524	40,008	41,158	33,211	29,329	30,655
Noncurrent Assets
Property, plant and equipment – net (Notes 7, 8, 12 and 20)	272,398	256,477	252,025	198,521	197,647	190,722
Investments – net (Notes 2, 3, 9, 12, 14, 15, 17 and 20)	5,303	6,424	5,470	29,918	35,140	39,726
Other noncurrent assets – net (Notes 9, 10, 15 and 23)	4,928	4,985	4,988	1,809	809	1,613
Total Noncurrent Assets	282,629	267,886	262,483	230,248	233,596	232,061
	326,153	307,894	303,641	263,459	262,925	262,716

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Notes payable (Note 22)	4,117	6,462	760	50	1,962	720
Accounts payable (Notes 15 and 22)	15,293	12,234	9,694	12,006	8,674	7,397
Accrued and other current liabilities (Notes 3, 11, 15, 18 and 22)	10,239	10,692	12,531	5,164	5,243	5,537
Income tax payable (Note 18)	456	355	982	373	181	538
Dividends payable (Note 14)	481	323	424	476	323	424
Current portion of long-term debt (Notes 8, 12, 15, 22 and 23)	12,857	19,286	19,176	10,892	14,274	11,962
Total Current Liabilities	43,443	49,352	43,567	28,961	30,657	26,578
Noncurrent Liabilities
Long-term debt – net of current portion (Notes 8, 12, 15, 22 and 23)	179,068	149,611	148,587	135,297	127,241	127,362
Deferred income tax – net (Note 18)	8,542	8,622	10,699	8,131	8,291	9,231
Deferred credits and other noncurrent liabilities (Notes 3, 13, 15, 16 and 23)	9,339	12,795	11,541	6,019	10,175	11,157
Total Noncurrent Liabilities	196,949	171,028	170,827	149,447	145,707	147,750
Minority Interest in Consolidated Subsidiaries	710	953	859	–	–	–
Stockholders’ Equity (Notes 2 and 14)	85,051	86,561	88,388	85,051	86,561	88,388
	326,153	307,894	303,641	263,459	262,925	262,716

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF INCOME

For the Years Ended December 31, 2002, 2001 and 2000

(In Million Pesos, Except Per Share Amounts)

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(As restated - Note 3)			(As restated - Note 3)

OPERATING REVENUES (Notes 3 and 15)
Fixed line services:
Local exchange	18,978	21,376	21,167	18,250	21,021	21,065
International long distance	13,233	11,454	10,640	12,790	11,271	9,991
National long distance	10,550	8,388	7,668	10,136	8,224	7,583
Data and other network	2,963	4,776	5,480	2,911	4,714	5,371
Miscellaneous	243	426	563	183	377	843
	45,967	46,420	45,518	44,270	45,607	44,853
Wireless services	14,362	23,648	33,704	–	–	–
Information and communications technology services	239	469	941	–	–	–
	60,568	70,537	80,163	44,270	45,607	44,853
OPERATING EXPENSES
Depreciation and amortization (Note 8)	17,896	21,537	24,110	10,122	12,676	12,917
Compensation and benefits (Note 16)	8,725	9,001	10,179	7,221	7,080	6,987
Selling and promotions (Note 3)	8,590	8,032	8,427	1,651	1,301	1,284
Maintenance (Note 15)	4,064	4,636	4,886	3,021	3,250	3,100
Provision for doubtful accounts (Note 6)	3,010	3,184	4,024	2,326	2,868	3,311
Rent (Note 15)	1,644	2,342	2,827	1,711	1,743	1,671
Professional and other service fees (Note 15)	1,478	1,664	1,676	1,101	1,007	1,005
Taxes and licenses (Note 21)	744	751	855	509	396	503
Other operating costs (Note 15)	3,618	2,747	2,393	1,976	1,559	1,143
	49,769	53,894	59,377	29,638	31,880	31,921
NET OPERATING INCOME	10,799	16,643	20,786	14,632	13,727	12,932
OTHER EXPENSES – Net (Notes 3, 6, 8, 9, 10, 12, 15, 17 and 22)	11,479	14,543	16,123	12,931	10,191	8,960
INCOME (LOSS) BEFORE INCOME TAX AND MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	(680)	2,100	4,663	1,701	3,536	3,972
PROVISION FOR INCOME TAX (Notes 3 and 18)	1,822	1,033	1,592	2,069	708	854
INCOME (LOSS) BEFORE MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	(2,502)	1,067	3,071	(368)	2,828	3,118
MINORITY INTEREST IN NET LOSSES OF CONSOLIDATED SUBSIDIARIES	(2,134)	(1,761)	(47)	–	–	–
NET INCOME (LOSS)	(368)	2,828	3,118	(368)	2,828	3,118
Earnings (Loss) Per Common Share (Note 19)
Basic	(9.71)	7.85	8.71	(9.71)	7.85	8.71
Diluted	–	7.85	8.71	–	7.85	8.71

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2002, 2001 and 2000

(In Million Pesos)

	Preferred Stock	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balances at January 1, 2000
As previously reported	3,625	606	21,456	32,166	57,853
Effect of Smart acquisition (Note 2)	–	176	13,587	1,597	15,360
As restated	3,625	782	35,043	33,763	73,213
Net loss for the year
As previously reported	–	–	–	1,108	1,108
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(1,476)	(1,476)
As restated	–	–	–	(368)	(368)
Cash dividends	–	–	–	(1,988)	(1,988)
Issuance of capital stock (Note 14)	296	61	13,837	–	14,194
Balances at December 31, 2000 (As restated - Note 3)	3,921	843	48,880	31,407	85,051
Balances at January 1, 2001
As previously reported	3,921	843	48,880	32,883	86,527
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(1,476)	(1,476)
As restated	3,921	843	48,880	31,407	85,051
Net loss for the year
As previously reported	–	–	–	3,418	3,418
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(590)	(590)
As restated	–	–	–	2,828	2,828
Cash dividends	–	–	–	(1,666)	(1,666)
Issuance of capital stock (Note 14)	321	2	25	–	348
Balances at December 31, 2001 (As restated - Note 3)	4,242	845	48,905	32,569	86,561
Balances at January 1, 2002
As previously reported	4,242	845	48,905	34,635	88,627
Effect of change in revenue recognition for prepaid cards, net of income tax effect (Note 3)	–	–	–	(2,066)	(2,066)
As restated	4,242	845	48,905	32,569	86,561
Net income for the year	–	–	–	3,118	3,118
Cash dividends	–	–	–	(1,683)	(1,683)
Partial redemption of Series IV Preferred Stock (Note 14)	(72)	–	–	–	(72)
Issuance of capital stock (Note 14)	414	2	48	–	464
Balances at December 31, 2002	4,584	847	48,953	34,004	88,388

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2002, 2001 and 2000

(In Million Pesos)

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(As restated - Note 3)			(As restated - Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES

Income (loss) before income tax and minority interest in net losses of consolidated subsidiaries	(680)	2,100	4,663	1,701	3,536	3,972
Adjustments for:
Depreciation and amortization	17,896	21,537	24,110	10,122	12,676	12,917
Provision for doubtful accounts	3,010	3,184	4,024	2,326	2,868	3,311
Equity in net losses (income) of subsidiaries, including goodwill amortization and provision for impairment in value of investment	(11)	559	4,163	5,284	(401)	(645)
Others	347	429	1,227	(1)	–	(8)
Interest expense	14,562	14,613	13,886	9,741	10,825	10,837
Interest income	(2,291)	(1,383)	(1,061)	(915)	(184)	(69)
Dividend income	–	–	–	–	–	(295)
Operating income before working capital changes	32,833	41,039	51,012	28,258	29,320	30,020
Decrease (increase) in:
Accounts receivable	(3,649)	(5)	2,604	(2,889)	(1,873)	(1,621)
Inventories and supplies	(938)	(1,206)	306	(94)	(957)	977
Prepayments and other current assets	33	(312)	332	805	(350)	(254)
Increase (decrease) in:
Accounts payable	7,050	(282)	(3,456)	4,461	(1,017)	(1,155)
Accrued and other current liabilities	3,244	1,713	3,710	1,651	899	433
Cash generated from operations	38,573	40,947	54,508	32,192	26,022	28,400
Income taxes paid	(1,781)	(1,009)	(351)	(1,656)	(974)	(181)
Net cash provided by operating activities	36,792	39,938	54,157	30,536	25,048	28,219
CASH FLOWS FROM INVESTING ACTIVITIES
Net additions to property, plant and equipment	(24,506)	(28,150)	(13,355)	(9,625)	(8,179)	(5,759)
Interest paid – capitalized to property, plant and equipment	(2,603)	(2,404)	(1,344)	(1,895)	(1,506)	(1,173)
Net reduction in (additions to) investments	(402)	(1,230)	(598)	(11,460)	(4,351)	1,966
Decrease (increase) in other noncurrent assets	(354)	(1,106)	(547)	(58)	1,001	(824)
Interest received	1,844	1,031	732	926	187	68
Dividends received	–	–	–	–	96	1,636
Purchase of Smart’s local exchange carrier assets	–	–	–	(8,789)	–	–
Net cash used in investing activities	(26,021)	(31,859)	(15,112)	(30,901)	(12,752)	(4,086)
(Forward)

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(As restated - Note 3)			(As restated - Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	22,025	17,045	32,586	13,185	5,383	26,371
Payments of long-term debt	(19,241)	(15,829)	(42,019)	(9,031)	(13,629)	(32,521)
Proceeds from (payments of) notes payable	(10,895)	1,581	(5,743)	(6,226)	1,931	(1,233)
Interest paid – net of capitalized portion	(14,640)	(16,071)	(13,956)	(10,045)	(11,903)	(10,980)
Increase (decrease) in deferred credits and other noncurrent liabilities	(711)	1,209	(2,067)	82	1,970	(2,853)
Cash dividends paid	(1,876)	(1,821)	(1,582)	(1,876)	(1,820)	(1,582)
Proceeds from issuance of capital stock	14,194	232	464	14,194	232	464
Redemption of preferred stock	–	–	(72)	–	–	(72)
Net cash provided by (used in) financing activities	(11,144)	(13,654)	(32,389)	283	(17,836)	(22,406)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	757	24	97	789	95	102
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	384	(5,551)	6,753	707	(5,445)	1,829
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	9,290	9,674	4,123	7,074	7,781	2,336
CASH AND CASH EQUIVALENTS AT END OF YEAR	9,674	4,123	10,876	7,781	2,336	4,165

See accompanying Notes to Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

NOTES TO FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major stockholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of Republic Telephone Company.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and Pacific Exchange in the United States. On October 19, 1994, an American Depositary Receipts, or ADRs, facility was established pursuant to which Citibank N.A., as depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share. JP Morgan Chase Bank has been appointed as successor depositary for PLDT’s ADRs effective February 10, 2003. The ADSs are listed and traded on the New York Stock Exchange and the Pacific Exchange in the United States.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

As of December 31, 2002, we had 19,139 employees on a consolidated basis and 12,131 on a non-consolidated basis. As of December 31, 2001, we had 18,531 and 12,915 employees on a consolidated and non-consolidated basis, respectively. As of December 2000, we had 17,256 employees on a consolidated basis and 13,285 on a non-consolidated basis.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.        Basis of Financial Statement Preparation

Our financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines, or Philippine GAAP, based on the historical cost convention.

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, or PLDT Global, which was incorporated in the British Virgin Islands.

		Percentage of Ownership
Name of Subsidiary/Investee	Principal Activity	2000	2001	2002
Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0	100.0	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	60.0	100.0	100.0
Smart–NTT Multimedia, Inc., or SNMI	Data and network services	100.0	100.0	100.0
PLDT Global and subsidiaries	Telecommunications services	–	100.0	100.0
Maranao Telephone Company, Inc., or MaraTel	Telecommunications services	–	92.3	97.5
Wireless
Smart Communications, Inc., or Smart, and subsidiaries	Cellular mobile services	100.0	100.0	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4	94.4	94.4
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	88.5	88.5	88.5
Mabuhay Philippines Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0	67.0	67.0
Pilipino Telephone Corporation, or Piltel, and subsidiaries*	Cellular mobile and telecommunications services	57.6	45.3	45.3
Information and Communications Technology
ePLDT, Inc., or ePLDT, and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0	100.0	100.0

* Ceased to be treated as a consolidated subsidiary effective June 27, 2001 and subsequently accounted for under the equity method through December 31, 2001 and on a cost basis thereafter. See Note 3 - Accounting Changes.

In the non-consolidated financial statements, investments in subsidiaries, except for the investment in Piltel in 2002 and 2001 (see Note 3 - Accounting Changes, Investments in Piltel), are accounted for under the equity method.

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in MaraTel, Telesat, ACeS Philippines, Mabuhay Satellite and Piltel and subsidiaries not held by the PLDT Group.

Investments in Shares of Stock

Investments in shares of stock of companies where PLDT’s ownership interest ranges from 20% to 50% (collectibly referred to as associates), except for the investments in Piltel in 2002 and 2001(see Note 3 – Accounting Changes, Investments in Piltel), are accounted for under the equity method of accounting. These are entities in which the PLDT Group has significant influence and which is neither a subsidiary nor a joint venture of the PLDT Group. The investments in associates are carried in the balance sheet at cost plus post-acquisition changes in the PLDT Group’s share in net assets of associates, less any impairment in value, if any. The statements of income reflect the PLDT Group’s share in the results of operations of associates. Unrealized gains arising from transactions with our associates are eliminated to the extent of the PLDT Group’s interests in associates, against the investments in associates. The PLDT Group’s investments in its associates include goodwill (net of accumulated amortization) on acquisition, which are treated in accordance with the accounting policy for goodwill, See Note 4 – Summary of Significant Accounting Policies.

Other investments in companies for which no significant influence is exercised are stated at cost, less allowance for any significant and permanent decline in market value.

Investment in Smart

As described in Note 15 – Related Party Transactions, the acquisition of Smart by PLDT through the issuance of PLDT common shares in exchange for all issued and outstanding shares of Smart was completed on March 24, 2000.

The transaction was accounted for in a manner similar to the pooling of interests method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both PLDT and Smart are retained and are accounted for at historical cost or at the predecessor’s carrying amounts. The recorded assets and liabilities of PLDT and Smart are carried forward to the combined corporation at their recorded amounts. The income of the combined corporation includes the income of PLDT and Smart as if the transaction occurred at the beginning of the periods presented.

3.         Accounting Changes

Revenue Recognition for Prepaid Cards

In 2002, we changed our revenue recognition policy for prepaid cards and have now elected to recognize the revenue based on actual subscribers’ usage of the prepaid cards for better matching of revenues and expenses. Prior to 2002, we recognized revenues at the time of sale.

We have accounted for this change in accounting policy retroactively and have accordingly restated our comparative financial statements to conform to the changed policy. The after-tax effect of the change was an increase in consolidated net income of Php29 million in 2002 and reductions in consolidated net income of Php590 million in 2001 and Php1,476 million in 2000. Basic earnings per common share increased by Php0.17 in 2002 and decreased by Php3.50 in 2001 and Php8.87 in 2000.

Consolidated unearned revenues related to unused prepaid cards sold amounting to Php2,022 million, Php2,253 million and Php1,476 million as of December 31, 2002, 2001 and 2000 and non-consolidated unearned revenues amounting to Php431 million and Php393 million as of December 31, 2002 and 2001, respectively, are included in “Accrued and other current liabilities” in the balance sheets.

Investments in Piltel

On June 4, 2001, Piltel completed the restructuring of substantially all of its indebtedness and other claims. PLDT’s ownership in Piltel’s outstanding common stock decreased from 57.6% to 45.3% as a result of the transfer of 208 million common shares of Piltel held by PLDT to the financial advisors of Piltel to settle part of the fees in connection with the debt restructuring.

Effective June 27, 2001, Piltel ceased to be treated as a consolidated subsidiary as a result of the reduction in PLDT’s equity interest in common shares of Piltel from 57.6% to 45.3%.

PLDT accounted for its investments in Piltel using the equity method from June 27, 2001 to December 31, 2001. As of December 31, 2001, the balance of PLDT’s investments in Piltel amounted to Php948 million, representing the equity in net assets of Piltel as of that date.

Under the terms of Piltel’s debt restructuring plan, Piltel is not permitted to declare or pay any dividends, repay or pay interest on any financial indebtedness to PLDT Group and purchase, cancel, redeem or otherwise repay any of its share capital until all amounts owed to Piltel creditors have been paid or discharged.

In addition, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million, of which US$50 million (approximately Php2,676 million), US$61 million (approximately Php3,162 million) and US$102 million (approximately Php5,099 million) remained undrawn as of December 31, 2002, 2001 and 2000, respectively.

The Philippine Accounting Standards Council, or ASC, approved the adoption of Statement of Accounting Standards, or SFAS, 28/ International Accounting Standards, or IAS, 28, “Accounting for Investments in Associates,” which became effective in the Philippines for financial statements covering periods beginning on or after January 1, 2002. Under SFAS 28/IAS 28, an investment in an associate should be accounted for in the consolidated financial statements under the equity method, except when it operates under severe long-term restrictions that significantly impair its ability to transfer funds to the parent company. Such investments should be accounted for at cost in accordance with SFAS 10, “Summary of Generally Accepted Accounting Principles on Investments.”

The change in method of accounting for investments in Piltel in 2002 from equity method to cost method does not have any effect on our financial statements in 2001.

4.         Summary of Significant Accounting Policies

Our significant accounting policies and practices are discussed below to facilitate the understanding of our financial statements:

Revenue Recognition

Fixed Line Services

Local Exchange Service. Our local exchange revenues consist of: (a) flat monthly fees for our postpaid service; (b) installation charges and other one-time fees associated with the establishment of customer service; (c) fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network; (d) revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; (e) proceeds from calls from payphones; and (f) charges for special features, including bundled value-added services.

Flat monthly fees are recognized as revenue on an accrual basis, based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the telephone service is activated. Fixed charges and local access charges are recognized upon the completion of a call that terminated to our local exchange network.

International Long Distance Service. Our international long distance revenues, which are generated through our international gateway facilities, consist of: (a) inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls; (b) access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and (c) outbound call revenues representing amounts earned from outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

International long distance revenues are recognized based on minutes of traffic processed and contracted rates as incurred.

National Long Distance Service. Our national long distance revenues consist of: (a) per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and (b) access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

National long distance revenues are recognized based on minutes of traffic processed and contracted rates as incurred.

Data and Other Network Services. Our data and other network services revenues are those derived from (a) traditional bandwidth services – high-speed point-to-point domestic and international digital leased line services; (b) broadband/packet-based/Internet-based services – frame relay; asynchronous transfer mode, or ATM; Internet protocol-virtual private network, or IP-VPN; digital subscriber line, or DSL; Internet gateway; and wholesale Digital Signal Level 3, or DS3; and (c) other packet-based switching services – Datapac and integrated services digital network, or ISDN.

Data and other network services revenues are recognized based on contracted rates, as the service is provided to our customers. Installation charges and other one-time fees associated with the establishment of customer service are recognized when the related installation of equipment is complete and the data or other network service has been activated.

Wireless Services

Cellular Service. Our cellular service revenues consist of: (a) revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards; (b) monthly service fees from postpaid subscribers, including charges for calls in excess of allocated free local calls, toll charges for national and international long distance calls, charges for text messages of our Global System for Mobile Communications, or GSM service customers in excess of allotted free text messages and charges for value-added services; (c) revenues from incoming calls and messages to our customers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the GSM service; (d) facility service fees charged to Piltel for using Smart’s GSM network for Piltel’s Talk ‘N Text prepaid cellular service; and (e) other charges, including reconnection and migration charges.

Postpaid services revenue, including charges for text messages sent in excess of allotted free messages provided, is recognized based upon minutes of traffic processed and contracted fees for services provided. Charges for value-added services are recognized upon availment by subscribers.

Other charges, including reconnection and migration charges, are recognized as the related service is provided to customers.

Satellite, VSAT and Other Services. Our revenues from satellite, very small aperture terminal, or VSAT, and other services consist mainly of rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies and charges for ACeS Philippines’ satellite phone service.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Accounts Receivable

Accounts receivable are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for potentially uncollectible receivables. The level of allowance is based on past collection experience and other factors that may affect collectibility. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

The allowance is established by charges to income in the form of provisions for doubtful accounts. Such provisions are computed as a certain percentage of operating revenues. The level of this allowance is also evaluated by management on the basis of factors that affect the collectibility of the accounts, e.g., age status of receivables. In addition, accounts specifically identified to be potentially uncollectible are provided with adequate allowance.

Inventories and Supplies

Inventories and supplies are valued at the lower of cost or net realizable value. These are items of cellular phone units, materials, spare parts, terminal units and accessories.

Net realizable value is the replacement cost. Cost is determined using the moving average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, amortization and any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable to bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment. Cost also includes interest on borrowed funds used during the construction period and capitalized foreign exchange losses and gains related to foreign currency-denominated liabilities used to acquire such assets, net of foreign exchange gains on restatement of monetary assets. When assets are sold or retired, their costs and accumulated depreciation and amortization and accumulated impairment losses are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives of the assets:

Property, Plant and Equipment	Estimated Useful Lives

Cable and wire facilities	20 – 25 years
Central office equipment	15 – 20 years
Cellular facilities	10 years
Buildings	25 – 40 years
Vehicles and other work equipment	5 – 10 years
Furniture	3 – 10 years
Communications satellites	15 years
Information origination/termination equipment	5 – 15 years
Land improvements	10 years

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. In June 2002, the estimated remaining useful lives of these assets were further revised to effectively end by December 2002. As a result, depreciation charges increased by Php1,897 million and
Php1,440 million for the years ended December 31, 2002 and 2001, respectively. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog network on December 31, 2002.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of plant and equipment are capitalized during the construction period, See Note 8 – Property, Plant and Equipment.

Impairment of Assets

Starting January 1, 2002, property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had impairment loss not been recognized for that asset in prior years.

Goodwill

Goodwill, included under “Other noncurrent assets” in the consolidated balance sheets, represents the excess of acquisition cost over the fair value of identifiable net assets of a subsidiary at the date of acquisition. With respect to investment in an associate, goodwill is included in the carrying amount of the investment. Goodwill is amortized on a straight-line basis over the estimated useful economic life up to a maximum of five years. It is stated at cost less accumulated amortization and any impairment in value.

Deferred Charges

Expenses incurred by certain subsidiaries prior to the start of commercial operations, net of incidental income, are being deferred and amortized over certain periods from the start of commercial operations (see New Accounting Standards Effective Subsequent to 2002, SFAS 38/IAS 38, “Intangible Assets”). Issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments are deferred and amortized over the terms of the instruments.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

For income tax purposes, interest and other financing charges are treated as deductible expenses in the year they are incurred.

Retirement Costs

PLDT and Smart have funded noncontributory retirement plans, administered by the respective companies’ Trustee, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average remaining working lives of the covered employees.

Foreign Currency Transactions and Translations

Transactions in foreign currencies are recorded in Philippine pesos by applying to the foreign currency amount the spot exchange rate prevailing at the time of the transaction date. Foreign exchange gains or losses arising on the spot settlements or restatement of monetary items at rates different from those at which they were initially recorded during the period or presented in the previous financial statements are recorded in the statements of income in the period in which they arise, except for exchange losses arising from borrowed funds used and liabilities incurred to finance the acquisition of property, plant and equipment, net of foreign exchange gains from all foreign currency monetary items, if any, which are capitalized to the appropriate property, plant and equipment accounts, see – New Accounting Standards Effective Subsequent to 2002, SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

Financial statements of consolidated foreign subsidiaries that are integral to the operations of the PLDT Group are translated as if the transactions of the foreign operation had been those of the PLDT Group. At each balance sheet date, foreign currency monetary items are translated using the closing rate, nonmonetary items which are carried at historical cost are translated using the historical rate as of the date of acquisition and nonmonetary items which are carried at fair value are translated using the exchange rate that existed when the values were determined. Income and expense items are translated at the exchange rates on the dates of the transactions. Resulting exchange differences are recognized in the statements of income during the year.

Financial Instruments

PLDT and Smart use forward exchange contracts to hedge foreign currency assets, liabilities and firm commitments. Translation gains or losses on these forward exchange contracts are computed by multiplying the forward notional amounts by the difference between the spot exchange rates prevailing on balance sheet dates and the spot exchange rates on the contract inception dates (or the last reporting dates). The resulting gains or losses are offset against the translation losses or gains on the underlying hedged transactions. Any premium or discount is amortized over the period of the contract and charged or credited to current operations. For short-term forward transactions, the contracted forward rates are used to record the underlying hedged transactions.

PLDT also enters into currency swap contracts to hedge the currency risk on its fixed rate notes. With these swaps, PLDT effectively converts its U.S. dollar notes to peso notes. Thus, the underlying notes are no longer revalued to spot exchange rates on balance sheet date but are recorded at the hedged exchange rates. Swap costs due on the contracts are accrued as of balance sheet date.

Interest rate swap agreements are entered into to manage exposure to interest rate fluctuations. Net income/expense on the swaps is accrued as of balance sheet date.

Unrealized mark-to-market gains and losses on outstanding derivatives entered into as hedges are not included in the determination of net income but are disclosed in the related notes to financial statements.

Other derivative financial instruments entered into that are not designated as hedges are marked to market, with the revaluation gains and losses credited or charged to current operations.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover, or NOLCO; and (c) the carryforward benefit of the excess of the minimum corporate income tax, or MCIT, over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized in the future.

Earnings Per Common Share

Basic earnings per share, or EPS, is calculated by dividing the net income for the year attributable to common shareholders by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the period exceeds the exercise price of the option.

Where the effects of the assumed conversion of the preferred shares and the exercise of all outstanding options have anti-dilutive effect, basic and diluted EPS are stated the same.

Segment Reporting

Segment assets include operating assets used by a segment and consist principally of operating cash, receivables, inventories and property, plant and equipment, net of allowances and provisions. Segment liabilities include all operating liabilities and consist principally of accounts payable, accrued expenses and long-term debt. Segment assets and liabilities do not include deferred income taxes.

Segment revenues, segment expenses and segment performance include transfers between business segments. The transfers are accounted for at competitive market prices charged to unaffiliated customers for similar products. Such transfers are eliminated in our consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and revenue and expenses during the period reported. Actual results could differ from our estimates.

Adoption of New Statements of Financial Accounting Standards, or SFAS/International Accounting Standards, or IAS

We adopted the following SFAS/IAS, which became effective on January 1, 2002:

  SFAS 16/IAS 16, “Property, Plant and Equipment”;
  SFAS 24/IAS 24, “Related Party Disclosures”;
  SFAS 27/IAS 27, “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”;
  SFAS 28/IAS 28, “Accounting for Investments in Associates”; and
  SFAS 36/IAS 36, “Impairment of Assets”.

The effects of adopting SFAS 28/IAS 28 are discussed in Note 3, Accounting Changes – Investments in Piltel. The adoption of the other new standards in 2002 did not result in any adjustment to prior years’ financial statements. Additional disclosure requirements by the new standards were included in the financial statements where applicable.

New Accounting Standards Effective Subsequent to 2002

The ASC has approved the following accounting standards, which will be effective subsequent to 2002:

  SFAS 10/IAS 10, “Events After the Balance Sheet Date”, which prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events. We will adopt SFAS 10/IAS 10 in 2003 and based on current circumstances, we do not believe that the effect of the adoption will be material.

  SFAS 17/IAS 17, “Leases”, which prescribes the accounting policies and disclosures to be applied to finance and operating leases. Finance leases are those that transfer substantially all risks and rewards of ownership to the lessee. The standard provides certain guidelines on assessing whether leases or similar agreements would qualify as finance leases. We will adopt SFAS 17/IAS 17 when it becomes effective in 2004 and based on current circumstances, we do not believe the effect of the adoption will be material.

  SFAS 21/IAS 21, “The Effects of Changes in Foreign Exchange Rates”, which provides restrictive conditions for the capitalization of foreign exchange losses. As of December 31, 2002, undepreciated capitalized losses on a consolidated and non-consolidated basis included in property, plant and equipment amounted to Php62,049 million and Php54,395 million, respectively. Upon adoption in 2005, the proposed treatment is to adjust any undepreciated capitalized foreign exchange losses, net of exchange losses that qualify as borrowing costs, against beginning retained earnings, to the extent that amounts capitalized do not meet the conditions under the new standard, and to restate prior years’ financial statements.

  SFAS 22/IAS 22, “Business Combinations”, which requires that an acquisition where an acquirer can be identified should be accounted for by the purchase method. Any goodwill arising from the acquisition should be amortized generally over 20 years. We will adopt SFAS 22/IAS 22 in 2003 and based on current circumstances, we do not believe the effect of the adoption will be material.

  SFAS 37/IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items. We will adopt SFAS 37/IAS 37 in 2003 on a retroactive basis. Based on current circumstances, we do not believe that the effect of the adoption will be material.

  SFAS 38/IAS 38, “Intangible Assets”, which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over 20 years. The new standard requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred and prescribes the retroactive adjustment of unamortized intangible assets to beginning retained earnings of 2003 and restatement of comparative prior period financial statements. We will adopt SFAS 38/IAS 38 in 2003. As of December 31, 2002, our consolidated unamortized start-up costs amounted to Php311 million.

5.         Cash and Cash Equivalents

This account consists of:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(In Million Pesos)
Cash on hand and in banks	1,904	1,848	3,053	563	1,222	856
Temporary investments	7,770	2,275	7,823	7,218	1,114	3,309
	9,674	4,123	10,876	7,781	2,336	4,165

Cash in banks earns interest at the prevailing bank deposit rates. Temporary investments are made for varying periods of up to one month depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates.

6.         Accounts Receivable

This account consists of receivables from:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(In Million Pesos)
Customers and carriers	29,295	28,197	26,675	21,705	21,639	22,601
Others	4,192	4,162	1,950	2,486	2,493	2,758
	33,487	32,359	28,625	24,191	24,132	25,359
Less allowance for doubtful accounts	6,386	5,562	8,501	2,082	3,116	5,983
	27,101	26,797	20,124	22,109	21,016	19,376

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers.

On June 30, 1999, PLDT entered into a Master Receivables Purchase and Sale Agreement, or MRPSA, with a foreign financial institution, or the Purchaser, under which PLDT sold to the Purchaser eligible receivables from certain foreign carriers in several discrete sales. Under this agreement, PLDT services, administers and collects the receivables on behalf of the Purchaser, and transfers all its rights of ownership to the Purchaser upon sale. This facility was terminated on June 27, 2002.

On September 21, 2000, PLDT entered into a similar MRPSA with another foreign financial institution covering foreign carriers that were not included in the June 30, 1999 agreement. This second facility was terminated on September 18, 2002.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. The Purchaser shall have no recourse to PLDT should the eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach on its representations and warranties under the RPD.

In 2002, sale of receivables under the RPD amounted to US$3 million (Php165 million). There was no sale of receivables under the MRPSA in 2002; in 2001 and in 2000, sale of receivables under these agreements amounted to US$59 million (Php3,029 million) and US$78 million (Php3,914 million), respectively.

7.         Inventories and Supplies

This account consists of:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(In Million Pesos)
Terminal and cellular phone units – net of allowance for inventory obsolescence of Php434 million in 2002, Php286 million in 2001 and Php590 million in 2000 in the consolidated financial statements	1,532	2,014	1,774	348	534	369
Spare parts and supplies	1,056	2,342	2,281	1,051	2,336	2,272
Others	786	848	452	379	815	68
	3,374	5,204	4,507	1,778	3,685	2,709

Spare parts and supplies issued to various projects are included as part of property under construction shown under “Property, Plant and Equipment”.

8.         Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Commu - nications satellites	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
(In Million Pesos)
Consolidated
At December 31, 2000
Cost	94,096	86,314	56,463	23,634	17,334	10,567	5,290	3,037	44,597	341,332
Accumulated depreciation and amortization	(15,344)	(20,118)	(16,490)	(3,200)	(10,115)	(1,795)	(1,690)	(182)	–	(68,934)
Net book value	78,752	66,196	39,973	20,434	7,219	8,772	3,600	2,855	44,597	272,398
Year ended December 31, 2001
Opening net book value	78,752	66,196	39,973	20,434	7,219	8,772	3,600	2,855	44,597	272,398
Additions/Transfers	5,053	7,089	22,529	2,329	4,410	626	718	(116)	(9,420)	33,218
Disposals/Retirement	(5)	(22)	(278)	(285)	(91)	(476)	–	–	(7)	(1,164)
Effect of deconsolidation of Piltel	(543)	(1,206)	(22,554)	(702)	(857)	–	–	(603)	(3,422)	(29,887)
Accumulated depreciation and amortization	(4,115)	(5,845)	(3,366)	(734)	(2,505)	(656)	(839)	(28)	–	(18,088)
Closing net book value	79,142	66,212	36,304	21,042	8,176	8,266	3,479	2,108	31,748	256,477
At December 31, 2001
Cost	98,322	91,648	47,514	24,347	17,395	10,722	5,354	2,319	31,748	329,369
Accumulated depreciation and amortization	(19,180)	(25,436)	(11,210)	(3,305)	(9,219)	(2,456)	(1,875)	(211)	–	(72,892)
Net book value	79,142	66,212	36,304	21,042	8,176	8,266	3,479	2,108	31,748	256,477
Year ended December 31, 2002
Opening net book value	79,142	66,212	36,304	21,042	8,176	8,266	3,479	2,108	31,748	256,477
Additions/Transfers	17,582	6,089	10,845	396	2,304	235	923	289	(11,578)	27,085
Disposals/Retirement	(4,772)	(305)	(1,947)	(5)	(318)	–	–	(80)	–	(7,427)
Accumulated depreciation and amortization	(4,506)	(6,298)	(8,158)	(883)	(2,608)	(823)	(805)	(29)	–	(24,110)
Closing net book value	87,446	65,698	37,044	20,550	7,554	7,678	3,597	2,288	20,170	252,025
At December 31, 2002
Cost	111,117	97,414	55,632	25,016	19,090	10,767	5,705	2,528	20,170	347,439
Accumulated depreciation and amortization	(23,671)	(31,716)	(18,588)	(4,466)	(11,536)	(3,089)	(2,108)	(240)	–	(95,414)
Net book value	87,446	65,698	37,044	20,550	7,554	7,678	3,597	2,288	20,170	252,025

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Commu- nications satellites	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
(In Million Pesos)
Non-Consolidated
At December 31, 2000
Cost	92,509	84,153	–	21,607	10,362	–	5,238	2,314	26,969	243,152
Accumulated depreciation and amortization	(15,044)	(19,492)	–	(2,307)	(5,928)	–	(1,678)	(182)	–	(44,631)
Net book value	77,465	64,661	–	19,300	4,434	–	3,560	2,132	26,969	198,521
Year ended December 31, 2001
Opening net book value	77,465	64,661	–	19,300	4,434	–	3,560	2,132	26,969	198,521
Additions/Transfers	4,851	7,056	–	1,617	797	–	614	(142)	(2,709)	12,084
Disposals/Retirement	–	–	–	(270)	–	–	–	–	–	(270)
Accumulated depreciation and amortization	(3,949)	(5,758)	–	(625)	(1,493)	–	(835)	(28)	–	(12,688)
Closing net book value	78,367	65,959	–	20,022	3,738	–	3,339	1,962	24,260	197,647
At December 31, 2001
Cost	97,287	91,179	–	22,936	10,970	–	5,191	2,172	24,260	253,995
Accumulated depreciation and amortization	(18,920)	(25,220)	–	(2,914)	(7,232)	–	(1,852)	(210)	–	(56,348)
Net book value	78,367	65,959	–	20,022	3,738	–	3,339	1,962	24,260	197,647
Year ended December 31, 2002
Opening net book value	78,367	65,959	–	20,022	3,738	–	3,339	1,962	24,260	197,647
Additions/Transfers	9,733	5,398	–	209	537	–	820	–	(5,608)	11,089
Disposals/Retirement	(4,735)	(305)	–	–	–	–	–	(56)	–	(5,096)
Accumulated depreciation and amortization	(4,138)	(6,184)	–	(632)	(1,206)	–	(731)	(27)	–	(12,918)
Closing net book value	79,227	64,868	–	19,599	3,069	–	3,428	1,879	18,652	190,722
At December 31, 2002
Cost	101,912	96,245	–	23,143	11,358	–	5,441	2,116	18,652	258,867
Accumulated depreciation and amortization	(22,685)	(31,377)	–	(3,544)	(8,289)	–	(2,013)	(237)	–	(68,145)
Net book value	79,227	64,868	–	19,599	3,069	–	3,428	1,879	18,652	190,722

Substantially, all our telecommunications equipment are purchased outside the Philippines. A significant source of financing for such purchases is foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 12 – Long-term Debt). Interest and net foreign exchange losses capitalized to property, plant and equipment for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
			(In Million Pesos)
Interest	2,603	2,404	1,344	1,895	1,506	1,173
Foreign exchange losses – net	36,272	4,240	4,690	27,587	3,338	3,876

As of December 31, 2002, 2001 and 2000, the undepreciated capitalized net foreign exchange losses amounted to Php62,049 million, Php64,910 million and Php74,491 million, respectively, on a consolidated basis and amounted to Php54,395 million, Php56,215 million and Php57,467 million, respectively, on a non-consolidated basis.

In 2001, Smart revised the estimated remaining useful lives of certain of its analog network assets from 6.8 years to 2.25 years to reflect the effects of obsolescence, continuing decline in analog subscribers, competition and other economic factors which are considered to have shortened the economic useful lives of these assets. In June 2002, the estimated remaining useful lives of these assets were further revised to effectively end by December 2002. As a result, depreciation charges increased by Php1,897 million and Php1,440 million for the years ended December 31, 2002 and 2001, respectively. Having complied with the requirements set out by the NTC, Smart closed down the operation of its analog network on December 31, 2002.

As more fully discussed in Note 12 – Long-term Debt and Note 15 – Related Party Transactions, PLDT and Smart entered into a local exchange carrier, or LEC, Business Transfer Agreement under which the parties agreed to transfer to PLDT the LEC business of Smart. The transaction was completed on August 31, 2000, and on such date, Smart’s LEC net assets valued at Php8,788 million, of which Php7,549 million were fixed assets, were then transferred to PLDT. PLDT paid for the assets in cash, net of Smart obligations assumed by PLDT.

Under the terms of certain loan agreements, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Pursuant to the terms of its franchise (Republic Act No. 7082, as amended), PLDT enjoys exemption from customs duties and taxes on its importations of equipment, machinery and spare parts which are necessary and will be used exclusively in the operation of the businesses authorized by its franchise. However, the Philippine Department of Finance issued a memorandum dated January 20, 2000, suspending the value-added tax exemption granted to telecommunications companies, including PLDT, on the importations of capital equipment.

9.          Investments

This account consists of:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
				(As restated – Note 3)
	(In Million Pesos)
Investments in shares of stock:
Acquisition cost:
Common	1,725	5,821	5,809	24,153	25,820	26,314
Preferred	1,462	6,091	9,309	10,345	13,509	18,296
	3,187	11,912	15,118	34,498	39,329	44,610
Less cost of investment in Piltel	–	–	(11,690)	–	–	(11,690)
	3,187	11,912	3,428	34,498	39,329	32,920
Accumulated equity in net income (losses) of investees and impairment in value of investment	64	(7,628)	(11,798)	(6,657)	(6,241)	(6,936)
Offset of accumulated equity in net losses and impairment in value of investment in Piltel against cost	–	–	11,690	–	–	11,690
Net accumulated equity in net income (losses) of investees and impairment in value of investment (Note 14)	64	(7,628)	(108)	(6,657)	(6,241)	4,754
Total cost and accumulated equity in net losses of investees and impairment in value of investment	3,251	4,284	3,320	27,841	33,088	37,674
Investment in debt securities	2,052	2,140	2,150	2,077	2,052	2,052
Total	5,303	6,424	5,470	29,918	35,140	39,726
Investments in shares of stock:
At equity:
Smart	–	–	–	21,480	26,009	32,205
ACeS Philippines	–	–	–	2,098	2,087	1,822
Mabuhay Satellite	–	–	–	1,114	1,224	1,299
ePLDT	–	–	–	395	1,049	932
Subic Telecom	–	–	–	423	786	728
Clark Telecom	–	–	–	230	239	221
Telesat	–	–	–	126	144	179
SNMI	–	–	–	113	124	115
MaraTel	–	–	–	–	435	75
PLDT Global	–	–	–	–	3	3
Others	102	104	31	–	–	–
	102	104	31	25,979	32,100	37,579
At cost:
ACeS International Limited	1,614	1,614	1,614	–	–	–
Mabuhay Space Holdings Limited	885	885	885	–	–	–
Stradcom International Holdings, Inc.	–	616	616	–	–	–
Piltel – preferred shares (Note 3)	–	948	–	1,831	948	–
Others	650	117	174	31	40	95
	3,149	4,180	3,289	1,862	988	95
Total	3,251	4,284	3,320	27,841	33,088	37,674

The movements in our accumulated equity in net losses of investees and impairment in value of investment can be accounted for as follows:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
				(As restated - Note 3)
		(In Million Pesos)
Beginning balance	53	64	(7,628)	(1,373)	(6,657)	(6,241)
Accumulated equity in net losses of Piltel before deconsolidation	–	(6,971)	–	–	–	–
Equity in net losses (income) of subsidiaries, including goodwill amortization and provision for impairment in value of investment for the year	11	(559)	(4,163)	(5,284)	401	645
Dividends received and others	–	(162)	(7)	–	15	(1,340)
Accumulated equity in net losses of investees and impairment in value of investment at end of the year	64	(7,628)_	(11,798)	(6,657)	(6,241)	(6,936)
Less accumulated equity in net losses and impairment in value of investment in Piltel	–	–	11,690	–	–	11,690
Net accumulated equity in net income (losses) of investees and impairment in value of investment	64	(7,628)	(108)	(6,657)	(6,241)	4,754

Investments in Piltel

Piltel has experienced significant financial difficulties arising from several factors affecting its business. In 1999, it imposed a moratorium on payment of its outstanding indebtedness and began negotiations for the restructuring of its indebtedness to financial creditors. On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims, representing approximately 98% of its total liabilities as of that date, including its contingent liability to Marubeni Corporation, or Marubeni, arising out of a Build-Transfer Agreement between Piltel and Marubeni.

In June 2002, holders of Piltel’s Series B, Class II Non-Convertible Preferred Stock, which had an aggregate redemption amount of Php102 million (including accrued dividends of Php20 million up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 150,500 shares of Series K, Class I Convertible Preferred Stock of Piltel, or one share of Piltel’s Convertible Preferred Stock for every Php340 of the redemption amount, which were then exchanged for 30,100 shares of PLDT’s Series V Convertible Preferred Stock. See Note 14 – Stockholders’ Equity for the terms of PLDT Convertible Preferred Stock. The remaining 50% of the redemption amount was exchanged for a participation in the “Term Notes Facility” as described in the foregoing.

In October 2002, holders of Piltel’s convertible bonds, which had a redemption amount of US$8 million (principal amount of US$6 million including accretion costs up to June 4, 2001), agreed to participate in the debt restructuring plan. Consequently, 50% of the redemption amount was released in exchange for 532,500 shares of Piltel’s Series K, Class I Convertible Preferred Stock or one Piltel convertible preferred share for every Php340 of the redemption amount, which were then exchanged for 106,500 shares of PLDT’s Convertible Preferred Shares. As of December 31, 2002, only 70,435 shares of Piltel’s Series K, Class I Convertible Preferred Stock were exchanged for 14,087 shares of PLDT’s Series VI Convertible Preferred Stock. The remaining 462,065 shares of Piltel’s Series K, Class I Convertible Preferred Stock will be exchanged for PLDT’s Convertible Preferred Shares upon receipt of tax clearance from the Bureau of Internal Revenue. The remaining 50% of the redemption amount was exchanged for a participation in the “Conversion Notes Facility”.

Under the terms of the debt restructuring, 50% of Piltel’s debt was cancelled in exchange for Piltel convertible preferred shares which were mandatorily exchanged for PLDT convertible preferred shares, and the balance was restructured into 10-year and 15-year loans secured by substantially all of the present and future assets of Piltel. See Note 14 – Stockholders’ Equity for the terms of the PLDT convertible preferred shares.

Summarized below are the principal terms of the restructured debt of Piltel:

	10-Year Loans	15-Year Loans	Term Notes Facility	Convertible Notes
Final maturity	10 years from Effective Date	15 years from Effective Date	15 years plus 10 days from Effective Date	15 years from Effective Date
Amortization per annum	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate (T-Bill Rate) or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate (PHIBOR), if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank offered rate (LIBOR) for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR for three-month Yen deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for six-month U.S. dollar deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Total long-term debt of Piltel amounted to Php22,123 million, Php21,193 million and Php27,680 million as of December 31, 2002, 2001 and 2000, respectively, with maturities of up to June 14, 2016, which consist of the following:

	2000		2001		2002
			(In Millions)
Restructured debt
Philippine Pesos
10 year Tranche B				Php2,166		Php2,166
15 year Tranche C				2,166		2,166
15 year Term Notes Facility				241		293
				4,573		4,625
U.S. Dollars
10 year Tranche B			US$33	1,717	US$33	1,768
15 year Tranche C			33	1,717	33	1,768
15 year Conversion Notes Facility			117	6,060	121	6,448
			US$183	9,494	US$187	9,984
Japanese Yen
10 year Tranche B			JPY 7,822	3,070	JPY 7,822	3,510
15 year Tranche C			7,822	3,070	7,822	3,510
			JPY 15,644	6,140	JPY15,644	7,020
Total				20,207		21,629
Unrestructured debt
Philippine Pesos
Banks		Php8,666		–		–
Preferred shareholders		113		107		–
		8,779		107		–
U.S. Dollars
Banks	US$104	5,183	US$6	322	US$6	331
Convertible bonds	238	11,908	10	514	2	120
Trade creditors	27	1,364	–	–	–	–
	US$369	18,455	US$16	836	US$8	451
Japanese Yen
Bank	JPY854	404	–	–	–	–
Total		27,638		943		451
Liabilities under capital lease		42		43		43
		Php27,680		Php21,193		Php22,123

Piltel did not comply with the terms of convertible bonds with principal amount of US$2 million (approximately US$2 million redemption price at the option of the holders), and US$6 million of other U.S. dollar denominated debt.

Piltel is currently in the process of finalizing the terms under which the holder of the US$6 million debt would participate in the debt restructuring.

Piltel may not be able to restructure or otherwise pay the claims relating to its unrestructured debt. However, default on and acceleration of Piltel's unrestructured indebtedness do not create a cross-default under Piltel's restructured indebtedness or any indebtedness of PLDT.

If Piltel’s non-participating creditors take forceful measures to enforce their claims, it is possible that Piltel would be required to submit itself to a court-supervised rehabilitation proceeding or an involuntary insolvency proceeding seeking liquidation. All of Piltel’s creditors that participated in the debt restructuring agreed in connection with the debt restructuring that they would submit Piltel to a rehabilitation proceeding in those circumstances and petition for the adoption of a plan of rehabilitation that includes the financial terms of the debt restructuring plan. However, the laws and procedures governing a rehabilitation proceeding in the Philippine courts remain untested in significant respects. It cannot be assured that a rehabilitation plan which incorporates the financial terms of the debt restructuring would be adopted promptly or at all. Even if such a rehabilitation plan were adopted, it cannot be assured that Piltel would prove to be viable thereafter.

Until all amounts owed to participating creditors have been paid or discharged, PLDT will not be permitted to demand or receive any payment, redeem, or distribute in respect of any present and future liability owed by Piltel to PLDT or any affiliate of PLDT, subject to specified exceptions. These liabilities include equity funding to Piltel and other financial indebtedness owed by Piltel to PLDT or any affiliate of PLDT, but exclude payments due in respect of transactions having arm’s-length terms and/or in which the pricing is based on market terms. These severe long-term restrictions significantly impair Piltel’s ability to transfer funds to PLDT.

In addition, PLDT issued a Letter of Support for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel by PLDT on or after March 23, 2000. Under the Letter of Support, PLDT will provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of amounts required by it to discharge in full its obligations to any creditor of Piltel or any of its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. The undrawn balance under the Letter of Support was US$50 million (approximately Php2,676 million) as of December 31, 2002, US$61 million (approximately Php3,162 million) as of December 31, 2001 and US$102 million (approximately Php5,099 million) as of December 31, 2000 after taking into account PLDT’s investments in Piltel as of and subsequent to March 23, 2000.

The continued operation of Piltel as a going concern is dependent upon amounts available to it under the Letter of Support and its ability to generate sufficient cash flows to meet its obligations on a timely basis, to comply with the provisions of the restructuring agreements it has entered into, and to obtain additional financing, as may be necessary.

In 2001, Piltel wrote down assets valued at Php13,984 million, which was reflected in Piltel’s accounts as of December 31, 2001. The write-down, as approved by Piltel’s Board of Directors, was a result of Piltel’s decision to scale down its Advanced Mobile Phone System, or AMPS, and Code Division Multiple Access System, or CDMA networks, beginning the second half of 2001 due to Piltel’s recent success in marketing its GSM prepaid service using the GSM network of Smart and the difficulty experienced in sourcing analog/CDMA handsets.

Piltel’s net worth amounted to Php1,900 million as of December 31, 2001 after taking into account the debt restructuring and assets write down. The balance of PLDT’s investments as of December 31, 2001 in Piltel amounted to Php948 million, representing the equity in net assets as of that date.

In December 2002, Piltel recognized impairment losses in respect of its AMPS/CDMA and Executive Order, or EO 109 assets valued at Php4,737 million and Php12,054 million, respectively. For the AMPS/CDMA assets, the impairment resulted from Piltel’s decision to deactivate all its AMPS/CDMA cell sites as the revenues generated from its AMPS/CDMA postpaid and prepaid services could no longer support the cost of operating the network. Piltel’s revenues from its AMPS/CDMA postpaid and prepaid services declined considerably in 2002 with the sustained success of Piltel’s and other cellular operators’ prepaid GSM service.

The impairment of EO 109 assets is expected to bring down the net book value of these assets to their recoverable value, which was estimated using the net present value of future cash flows from the EO 109 postpaid service. Cash flows from the EO 109 prepaid or limited mobility service were no longer considered in computing the recoverable value of the EO 109 assets as Piltel has to terminate this service in February 2003. Revenues from the EO 109 prepaid or limited mobility service, which uses N-AMPS cellular technology, were likewise unfavorably affected by the success of Piltel’s and other cellular operators’ prepaid GSM service.

The current level of operation of Piltel indicates that it is unlikely that residual amounts may be realized by PLDT from its investments in Piltel. Piltel had a total negative net worth of Php19,100 million as of December 31, 2002 as a result of continuing losses of Piltel and impairment losses amounting to Php16,790 million in 2002 in respect of its AMPS/CDMA and EO 109 assets.

Accordingly, in 2002, PLDT had written down Php1,519 million, representing the balance of PLDT’s investment in Piltel amounting to Php948 million as of December 31, 2001 and Php571 million drawings under the Letter of Support in 2002, and set up a liability for the undrawn balance of the Letter of Support amounting to US$50 million (approximately Php2,676 million) as of December 31, 2002.

Subscription for Smart Preferred Shares

On various dates in 2001 and 2000, PLDT entered into Subscription Agreements with Smart under which PLDT subscribed for a total of 762 million preferred shares of Smart at Php13.875 per share, or an aggregate subscription price of Php10,578 million. As of December 31, 2002, the subscription price of said preferred shares had been fully paid.

On December 12, 2002, Smart redeemed 299 million out of 762 million preferred shares subscribed by PLDT in 2001 and 2000 at a redemption price of Php13.875 per share, or a total redemption price of Php4,150 million.

The preferred shares of Smart have the same dividend rights as its common shares and are convertible at any time at the option of the shareholder, at a conversion ratio of one common share for each preferred share. These preferred shares are redeemable at any time at the option of Smart, provided that the conversion right of the shareholder shall prevail over the redemption right of Smart.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share.

Investment in Mabuhay Satellite

On May 11, 2000, PLDT finalized the Stock Purchase Agreement with Piltel for the purchase of 600,000 common shares of Mabuhay Satellite held by Piltel. The shares were purchased at par value of Php100 per share for a total consideration of Php60 million.

Also on the same date, a Deed of Assignment was executed by Mabuhay Satellite and Piltel assigning to PLDT the 617,028 common shares of Mabuhay Satellite subscribed by Piltel, for which Piltel partially paid Php54 million. PLDT paid Piltel the amount of Php54 million and assumed the obligation to pay Mabuhay Satellite the unpaid balance of Piltel’s subscription amounting to Php8 million.

Investment in Subic Telecom

On November 28, 2000, the Board of Directors of PLDT approved the acquisition of AT&T’s 40% equity interest in Subic Telecom. The parties signed the Stock Purchase Agreement on January 26, 2001, and the closing of the sale/purchase transaction took place on February 16, 2001. As a result of this transaction, PLDT’s equity interest in Subic Telecom increased from 60% to 100%.

Investment in ePLDT

In August 2000, PLDT incorporated ePLDT to serve as the principal corporate vehicle for PLDT’s information and communications technology initiatives and ventures. As of December 31, 2002, ePLDT held interests in a number of businesses, which include:

a.       Internet Data Center under the brand name VitroÔ;

b.       100% investment in Vocativ Systems Inc., a 500-seat call center facility that commenced full commercial operations in April 2002 exclusively for clients of a global provider of customer relationship management services;

c.       100% investment in Parlance Systems, Inc., a 520-seat call center facility that commenced full commercial operations in June 2002 exclusively for one of the largest direct-to-home satellite service providers in the United States for customer support and billing requirements;

d.       100% owned subsidiary, mySecureSign, Inc., a principal affiliate of VeriSign, Inc., which is the largest certification authority and issuer of digital certificates worldwide that commenced full commercial operations in January 2002;

e.       100% owned subsidiary, iPlus Intelligent Network, Inc., which provides point of sales terminals for the cash card business;

f.        100% owned subsidiary, Sidera Technologies, Inc., which is engaged in the business of designing and managing reloadable chip-based cards;

g.       99.6% investment in Infocom Technologies Inc., an Internet service provider;

h.       80% investment in Digital Paradise, Inc. incorporated on July 23, 2002, which is engaged in the retailing of computer products;

i.         51% equity interest in Contact World, Inc., a joint venture company with Salmat Pty Limited of Australia engaged in the call center business;

j.         45% interest in Mind Stream, Inc., an information technology or IT learning center under license with the National Institute of Information Technology, or NIIT, of India for IT courseware;

k.       Investment in debt securities which is convertible into 40% of the total capital stock of Netopia Technologies, Inc., the leading branded internet café chain in the Philippines;

l.         22.5% interest in convertible securities of Stradcom International Holdings, the parent company of Stradcom Corporation which has an existing build-own-and-operate agreement with the Philippine government for the computerization of the nationwide operations of the Land Transportation Office; and

m.     20.5% equity interest in the Philippine e-procurement joint venture, BayanTrade Dotcom, Inc.

On August 20, 2002, ePLDT sold to Directories Philippines Corporation its 51% interest in eYP.ph Corporation and assigned and transferred its deposit for future subscription of Php12 million to the common capital stock, in exchange for the latter’s receivables of Php30 million from PLDT.

ePLDT had an initial authorized capital stock of Php1 billion, which was increased in May 2001 to Php4 billion. As of December 31, 2002, PLDT had subscribed for 1,672 million shares of ePLDT’s common capital stock for which PLDT partially paid cash of Php550 million. The balance was fully paid by (a) offsetting against PLDT’s receivables from ePLDT amounting to Php450 million, (b) transferring to ePLDT 19 million Infocom shares held by PLDT valued at Php135 million, (c) transferring to ePLDT certain areas of PLDT’s Information Systems Data Center valued at Php270 million, and (d) transferring to ePLDT a portion of PLDT’s Jupiter property valued at Php267 million.

ePLDT commenced commercial operations on February 5, 2001.

Investment in MaraTel

In June 2001, PLDT acquired 2,439,060 common shares of MaraTel for a total consideration of Php451 million. The shares represent 92.3% of the issued and outstanding common stock of MaraTel.

MaraTel is a franchised operator of telecommunications services in the province of Lanao del Norte and the cities of Iligan and Marawi. It has been in operation for fifty years with 16,730 subscribers and a switch capacity of 34,800 digital lines as of December 31, 2002.

In 2002, PLDT acquired an additional 134,237 common shares for a consideration of Php1 million. Accordingly, PLDT’s interest in MaraTel increased from 92.3% to 97.5%.

The acquisition of a controlling stake in MaraTel is expected to improve PLDT’s existing coverage in Mindanao.

Investment in SNMI

On April 26, 2000, PLDT completed the purchase of 421,384 common shares of SNMI for a total consideration of Php42 million. The acquisition represents 40% of the issued and outstanding common shares of SNMI.

Under a Stock Purchase Agreement dated August 14, 2000, PLDT also purchased Smart’s equity interest in SNMI, representing the remaining 60% of SNMI’s outstanding common stock, for a total consideration of Php63 million. This transaction increased PLDT’s equity interest in SNMI to 100%.

SNMI was incorporated for the primary purpose of providing enhanced communication and information services as well as value-added services to individual consumers, businesses, government agencies and other organizations or entities.

Investment in PLDT Global

PLDT Global is a wholly owned subsidiary incorporated with a view of positioning PLDT as a major full service global telecommunications player through a strategy of establishing points of presence in key cities worldwide.

The authorized capital stock of PLDT Global consists of 50,000 shares with a par value of US$1 per share.

Investment of ACeS Philippines in ACeS International Limited

As of December 31, 2002, ACeS Philippines has a 20% investment in ACeS International Limited, or AIL, a company incorporated under the laws of the island of Bermuda. AIL owns the Garuda I satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998 moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited

On July 18, 1996, Mabuhay Satellite entered into a Joint Venture Agreement with Space Systems/Loral Inc. or SS/L, to form Mabuhay Space Holdings Limited for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. The management of Mabuhay Satellite expects that control over the joint venture will be temporary. Accordingly, Mabuhay Satellite accounts for its investment in the joint venture under the cost method.

Investment in Infocom Technologies, Inc., or Infocom

In 2000, PLDT completed the purchase of Infocom shares held by Sequel Concepts, Inc. and other minority shareholders.

On August 4, 2000, PLDT also subscribed for 13 million shares out of the increase in Infocom’s authorized capital stock from Php100 million to Php250 million. Furthermore, on December 21, 2000, PLDT and Infocom entered into an agreement to convert the loans totaling Php45 million granted by PLDT to Infocom (as evidenced by Convertible Notes) into 5 million shares. The converted common shares were issued on January 5, 2001.

On August 28, 2001, the Philippine Securities and Exchange Commission, or SEC, approved Infocom’s capital restructuring, which involved the increase in authorized capital stock of Infocom from Php250 million to Php500 million and the subsequent decrease in its authorized capital stock from Php500 million to Php188 million, which resulted in the removal of Infocom’s deficit amounting to Php232 million.

PLDT subscribed for 17 million Infocom common shares, which were paid by offsetting its subscription payable against its receivables from Infocom amounting to Php150 million and converting the Infocom convertible notes held by PLDT valued at Php25 million into Infocom common shares.

On December 1, 2001, PLDT transferred its investment in Infocom to ePLDT. The transaction was accounted for at historical cost in a manner similar to a pooling of interests method since the transfers and exchanges are between companies under the effective control of a common shareholder. Accordingly, the former bases of accounting for both ePLDT and Infocom are retained and are accounted for at the predecessor’s carrying amounts.

Investments in Debt Securities

The Philippine Home Cable Holdings, Inc.

PLDT’s total investments in convertible notes of Unilink Communications Corporation, or Unilink, amounted to Php2,052 million as of December 31, 2002, 2001 and 2000.

These notes are convertible into shares of common stock of Unilink or The Philippine Home Cable Holdings, Inc., or Home Cable, at the option of the holder, when the law limiting the ownership of cable television systems to Philippine citizens or corporations, which are 100% owned by Philippine citizens is eventually changed. Unilink is a Philippine corporation owning all the outstanding common shares of Home Cable, which is also a Philippine corporation licensed to own, maintain and operate a cable television system in the Philippines.

All of Unilink’s shares in Home Cable have been pledged to a group of lenders as security for a loan of Home Cable. On April 10, 2002, the loan agent, at the request of the lenders, delivered a notice to Home Cable declaring an event of default and accelerating the loan. Consequently, the lenders are entitled to foreclose on or sell the collateral granted as security for the loan, including Unilink’s share in Home Cable. In the event that Home Cable’s lenders were to foreclose on Unilink’s Home Cable shares, the lenders would be entitled to the proceeds from the sale thereof or, if such shares were not sold, to the shares, and Unilink would be subrogated to the lenders’ claims against Home Cable. Home Cable is currently engaged in negotiations with the lenders to restructure its debt.

Infocom

PLDT also made investments in convertible notes of Infocom. At the option of PLDT, these notes are convertible into common shares of Infocom at a conversion rate equal to the par value of the shares.

On December 21, 2000, Php45 million of these notes were converted into 4 million common shares of Infocom. The actual issuance of the conversion shares was done on January 5, 2001.

On May 8, 2001, the Board of Directors of PLDT authorized the conversion of Php25 million of Infocom’s convertible notes into shares of Infocom. The shares were issued on August 28, 2001 following the approval by the SEC of the increase in Infocom’s authorized capital stock from Php250 million to Php500 million.

10.     Other Noncurrent Assets

This account consists of:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(In Million Pesos)
Debt issuance expenses – net	1,086	1,785	2,494	397	454	1,122
Refundable deposits	351	364	475	247	229	213
Others – net	3,491	2,836	2,019	1,165	126	278
	4,928	4,985	4,988	1,809	809	1,613

11.     Accrued and Other Current Liabilities

This account consists of:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(As restated - Note 3)			(As restated - Note 3)
		(In Million Pesos)
Accrued interest on various loans (Note 12)	3,851	3,034	2,717	3,290	2,213	2,069
Accrued taxes and other expenses	2,432	453	1,461	709	946	752
Unearned revenue on sale of prepaid cards (Note 3)	1,476	2,253	2,022	–	393	431
Accrual for payment for unused sick leave and other employee benefits	630	780	1,452	535	642	584
Accrued utilities and general expenses	361	1,520	2,888	361	453	1,142
Others	1,489	2,652	1,991	269	596	559
	10,239	10,692	12,531	5,164	5,243	5,537

12.     Long-term Debt

This account consists of outstanding indebtedness of the following:

	Consolidated
	2000	2001	2002
	(In Million Pesos)
PLDT	146,189	141,515	139,324
Smart	11,814	21,702	22,891
Piltel (Note 9)	27,680	-	-
Mabuhay Satellite	6,242	5,623	5,356
ePLDT	-	-	150
MaraTel	-	57	42
	191,925	168,897	167,763
Less current portion	12,857	19,286	19,176
	179,068	149,611	148,587

After giving effect to the anticipated application of existing refinancing facilities, the scheduled maturities of outstanding long-term debt as of December 31, 2002 are as follows:

Year	Consolidated	Non-Consolidated
	(In Million Pesos)
2003	19,176	11,962
2004	22,415	15,109
2005	28,310	21,029
2006	25,717	20,200
2007 and onwards	72,145	71,024

PLDT

PLDT's aggregate outstanding indebtedness is broken down as follows:

Description	2000		2001		2002
	(In Millions)
U.S. Dollars
Export Credit Agencies-Supported Loans
Kreditanstalt fur Wiederaufbau	US$541	Php27,037	US$475	Php24,549	US$437	Php23,265
JBIC/Co-financing Banks	129	6,446	109	5,653	87	4,657
Others	191	9,538	183	9,441	161	8,575
	861	43,021	767	39,643	685	36,497
Fixed Rate Notes	1,427	71,314	1,427	73,670	1,487	78,067
Term Loans	402	20,114	290	14,976	172	9,166
	US$2,690	134,449	US$2,484	128,289	US$2,344	123,730
Japanese Yen
Term Loans	JP¥19,596	8,565	JP¥23,029	9,131	JP¥15,641	7,049
JBIC OIL	–	–	–	–	9,760	4,379
	JP¥19,596	8,565	JP¥23,029	9,131	JP¥25,401	11,428
Philippine Pesos
Peso Fixed Rate Corporate Notes		2,770		2,770		2,540
Term Loans		405		1,325		1,626
		3,175		4,095		4,166
		146,189		141,515		139,324
Less current portion		10,892		14,274		11,962
		Php135,297		Php127,241		Php127,362

The effective average interest rates applicable to the above indebtedness are as follows:

	2000	2001	2002

Dollar-denominated loans	9.1%	8.7%	8.3%
Yen-denominated loans	1.3%	1.3%	1.2%
Peso-denominated loans	15.2%	14.5%	13.8%

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we have obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of PLDT's indebtedness.

Kreditanstalt fur Wiederaufbau, or KfW, a German state-owned development bank, is our largest single creditor. As of December 31, 2002, we owed US$437 million aggregate principal amount of debt to KfW, as follows:

  US$329 million provided under various export credit agency-backed facilities, of which US$290 million is in connection with our expansion and service improvement programs and US$39 million in connection with a refinancing facility; and

  US$108 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$11 million is in connection with a refinancing facility.

On January 25, 2002, PLDT signed two loan agreements with KfW that provide PLDT with a new US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. Disbursements under this facility, which are made as the KfW loans to be repaid fall due, are currently available. We have drawn US$50 million (Php2,644 million) under this facility as of December 31, 2002.

After giving effect to the refinancing of facilities, US$39 million of our KfW loans will mature in 2003, US$39 million in 2004, US$82 million in 2005, US$57 million in 2006 and US$220 million in 2007 and onwards. Principal and interest on these loans are generally payable in equal semi-annual installments.

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including Japan Bank for International Cooperation, or JBIC, (formerly the Export-Import Bank of Japan), the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden, Denmark, Canada, Australia, the United Kingdom and Singapore, in the aggregate outstanding principal amount of US$248 million, US$292 million and US$320 million as of December 31, 2002, 2001 and 2000, respectively. Of these loans, US$62 million will mature in 2003, US$60 million in 2004, US$49 million in 2005, US$39 million in 2006 and US$38 million in 2007 or later.

Fixed Rate Notes

PLDT has nine series of non-amortizing fixed rate notes outstanding as of December 31, 2002, as follows:

Principal Amount	Issue Date	Interest Rate	Maturity

US$62,030,000	June 28, 1996	8.500%	June 30, 2003
US$81,822,000	June 2, 1994	10.625%	June 2, 2004
US$144,385,000	July 31, 1995	9.875%	August 1, 2005
US$175,000,000	June 28, 1996	9.250%	June 30, 2006
US$200,000,000	March 6, 1997	7.850%	March 6, 2007
US$100,000,000	May 2, 2002	10.625%	May 15, 2007
US$175,000,000	April 13, 1999	10.500%	April 15, 2009
US$250,000,000	May 2, 2002	11.375%	May 15, 2012
US$300,000,000	March 6, 1997	8.350%	March 6, 2017

On May 2, 2002, PLDT issued 10.625% Notes due 2007 in the aggregate principal amount of US$100 million and 11.375% Notes due 2012 in the aggregate principal amount of US$250 million. The net proceeds from the issuance of the notes were used to effect the repurchase of (1) US$63 million in principal amount of our 8.5% Notes due 2003 and US$117 million in principal amount of our 10.625% Notes due 2004 validly tendered by holders in our tender offer and (2) US$6 million in principal amount of our 10.625% Notes due 2004 and US$6 million in principal amount of our 9.875% Notes due 2005 from the open market, and to prepay or repay various loans in the aggregate amount of US$121 million, of which US$53 million (JP¥6,260) pertains to the Japanese yen term loan maturing in June 2003 and US$52 million in connection with the US$150 million term loan maturing in December 2003. We will continue to prepay or repay short-term and medium-term debts of PLDT using the remaining proceeds from the bond issue.

Term Loans

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart's local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credit Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. These loans were amended in August and September 2001 to increase the maximum total debt to earnings before interest, income tax and depreciation and amortization or EBITDA, ratio that PLDT on a non-consolidated basis is permitted to maintain during the terms of the respective loans. Approximately US$140 million of these loans was outstanding as of December 31, 2002. The FMO loan matures on September 1, 2007, while the EKN and ECGD loans mature on December 31, 2007.

US$150 Million Term Loan

In connection with PLDT's fixed line expansion projects, PLDT obtained a US$150 million term loan, which was subsequently assigned to Norddeutsche Landesbank Girozentrale, Singapore Branch, US$52 million of which was outstanding as of December 31, 2002. The outstanding principal amount of this loan is payable at maturity on December 22, 2003 and will be partly refinanced by a multicurrency refinancing facility described below.

Japanese Yen Term Loan

In December 1997, in connection with a refinancing of its maturing debt, PLDT obtained a Japanese yen term loan from a syndicate of foreign banks, JP¥12,359 million of which was outstanding as of December 31, 2002. This loan has a final maturity on June 18, 2003 and will be partly refinanced by a multicurrency refinancing facility described below.

JBIC JP¥ 9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥ 9,760 million under the JBIC’s Overseas Investment Loan program. The loan, which was drawn on July 31, 2002, will be amortized semi-annually beginning March 2005 and will mature on March 21, 2008.

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million, of which about Php1,500 million was outstanding as of December 31, 2002. The loan, which is funded under the Japan Bank for International Cooperation Facility for Private Sector Development of the Development Bank of the Philippines, matures on October 26, 2005 and is payable in quarterly installments starting April 2002 as set forth below:

Quarterly Payment Number	Percentage of Principal Payable on Each Quarterly Payment Date

Payments 1–7	3.500%
Payments 8–11	8.875%
Payments 12–15	10.000%

Peso Fixed Rate Corporate Notes

In connection with PLDT's service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of the PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matures on November 9, 2004, and Php770 million on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matures on June 9, 2003, Php100 million on June 9, 2005, and Php810 million on June 9, 2010.

Multicurrency Refinancing Facility

On September 4, 2002, PLDT signed a loan agreement with a syndicate of banks for a US$145 million multicurrency term loan facility consisting of Japanese yen and U.S. dollar commitments of JP¥10,914 million and US$53 million, respectively. This facility, which has been split into two tranches to be drawn in June and December 2003, is intended to refinance a portion of the JP¥12,359 million and US$52 million principal amounts outstanding as of December 31, 2002 under the Japanese yen syndicated term loan and a U.S. dollar term loan, respectively, both falling due in 2003. The new syndicated facility will be amortized semi-annually beginning June 2004 and will mature in December 2006.

Covenants

Our debt instruments contain restrictive covenants and require us to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of each quarterly period.

The financial tests under our debt instruments, as amended, include maintaining a positive tangible net worth and compliance with the following ratios:

  interest coverage ratio, calculated on a non-consolidated basis and excluding PLDT’s equity share in net income of subsidiaries and associates, of not less than 150%, 180% or 200%;

  total debt to EBITDA on a non-consolidated basis of not more than 6.0:1 until March 2003, not more than 5.5:1 from June 2003 to December 2003, not more than 5.0:1 from March 2004 to June 2004, not more than 4.5:1 from September 2004 to December 2004 and not more than 4.0:1 from March 2005 and thereafter;

  long-term indebtedness to appraised value of equity/tangible net worth on a non-consolidated basis ranging from not more than 1.1:1 to not more than 3.0:1; and

  current ratio on a non-consolidated basis, ranging from not less than 0.9:1 to not less than 1.2:1.

Further, with the signing of PLDT’s US$145 million multicurrency term loan facility, PLDT will become subject to additional financial tests to be measured starting March 2003. Under the terms of this facility, PLDT shall be required to maintain, on a non-consolidated basis, a debt service coverage ratio of not less than 1.1:1 and a debt to free cash flow ratio of not more than 6.0:1 in 2003. The required threshold for the debt to free cash flow ratio will become more restrictive at the end of September 2003 and will continue to become more restrictive in increments thereafter.

In addition, some of PLDT's debt instruments contain covenants requiring PLDT to comply with specified financial tests on a consolidated basis adjusted for Piltel to be treated on an equity accounting basis. These include:

  long-term debt to appraised value of equity/tangible net worth of not more than 2.33:1;

  total debt to EBITDA of not more than 5.0:1 in 2002, 4.5:1 in 2003 and 2004, and not more than 4.0:1 in 2005 and thereafter; and

  current ratio of not less than 0.75:1 to 0.9:1.

For purposes of deriving appraised value of equity/tangible net worth, we determined the revaluation surplus in respect of PLDT’s properties. PLDT’s properties in service as of December 31, 1997 were reappraised by an independent firm of appraisers to reflect their sound value, as part of NTC’s financial reporting requirements, based on the December 29, 1997 exchange rate of Php40.116 to US$1.00. As of December 31, 1997, the sound value was Php225,966 million and the revaluation surplus was Php82,723 million. This reappraisal was approved by the NTC on January 28, 2000 under NTC Case No. 98-183. As of December 31, 2002, 2001 and 2000 the revaluation surplus on PLDT’s 1997 appraised properties still in service, net of a 5% disallowance factor, amounted to Php44,984 million, Php51,803 million and Php58,859 million, respectively.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Since approximately 97% of PLDT's long-term debt is denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso, which declined by 3% in 2001 but fluctuated between Php55.013 to US$1.00 on January 18, 2001 and Php47.550 to US$1.00 on February 16, 2001. As of December 31, 2002, the exchange rate was Php53.254 to US$1.00, equivalent to a 3% depreciation of the peso relative to the rate at the end of 2001. In addition, certain of our financial ratios are adversely affected by impairment or similar charges, increases in interest expense, which may result from factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the peso, the lowering of PLDT's credit ratings or the credit ratings of the Philippines, increases in reference interest rates and general market conditions.

PLDT's ability to maintain compliance with financial covenant requirements measured on a non-consolidated basis is principally affected by the performance of our fixed line business, which is predominantly conducted by PLDT. PLDT cannot be assured of the benefit of net revenues and cash flows generated by Smart and PLDT’s other subsidiaries and associates in assisting in complying with non-consolidated covenants or covenants that are calculated without giving effect to the results of PLDT’s subsidiaries or associates.

We have maintained compliance with all of our financial ratios and covenants as measured under our loan agreements. However, if negative factors adversely affect our financial ratios, we may be unable to maintain compliance with these ratios and covenants or be unable to incur new debt. During 2001, our performance under certain of these ratios, including our 150% interest coverage and total debt to EBITDA ratios, was close to the permitted thresholds. In August and September 2001, we obtained amendments to relax certain of PLDT's covenants setting a maximum ratio of total debt to EBITDA on a non-consolidated basis. Under some of our loan agreements, this ratio requirement will become more restrictive at the end of the second quarter of 2003 and will continue to become more restrictive in increments thereafter, which will make it more difficult for PLDT to maintain compliance with this ratio in the future. Inability to comply with our financial ratios and covenants or raise new financing could result in a declaration of default and acceleration of some or all of our indebtedness. The terms of some of our debt instruments have no minimum amount for cross-default.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 150%, interest coverage ratio is the ratio of (x) PLDT's non-consolidated after-tax net income, excluding equity share in net income or losses of subsidiaries after adding back interest charges, net of interest capitalized to construction, on all indebtedness for the 12 months immediately preceding the calculation date to (y) the estimated aggregate interest charges payable, net of interest to be capitalized to construction, during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 180%, interest coverage ratio is the ratio of (x) our after-tax net income for the 12 months immediately preceding the calculation date after: (a) adding back interest charges, depreciation, amortization and other non-cash charges (including equity in the net income or loss of subsidiaries but excluding provision for doubtful accounts) and provision for income taxes, and (b) deducting capitalized subscriber acquisition costs, to (y) the estimated aggregate interest charges payable during the 365-day period following the calculation date on all of PLDT's indebtedness outstanding on such calculation date.

Under PLDT's loan agreements that require maintenance of an interest coverage ratio of at least 200%, interest coverage ratio is the ratio of (x) our after-tax net income after adding back reserves for higher plant replacement costs, income taxes, interest charges, depreciation and non-cash charges (including equity in the net income or losses of subsidiaries and provision for doubtful accounts) during 12 consecutive months within the 15 calendar months immediately preceding the calculation date, to (y) the sum of (a) the estimated aggregate interest charges on all indebtedness, net of interest capitalized to construction, plus (b) dividends on mandatorily redeemable preferred stock, in each case scheduled to be paid during the 12 months following the calculation date.

Non-consolidated total debt to EBITDA is the ratio of (x) PLDT's total indebtedness (not including amounts payable by PLDT under the Letter of Support) to (y) net income for the preceding 12 months, after adding back interest accrued on all indebtedness; depreciation, amortization and other non-cash charges (including equity in net income or loss of subsidiaries, but excluding provision for doubtful accounts) and provision for income taxes and deducting any capitalized subscriber acquisition costs.

Non-consolidated long-term indebtedness to appraised value of equity (or under some covenants, to tangible net worth) is the ratio of (x) PLDT's aggregate indebtedness (or portion of such indebtedness) due more than one year following the calculation date and par value of all mandatorily redeemable preferred stock to (y) the sum of the aggregate par value of all of PLDT's outstanding common and convertible preferred stock (other than preferred stock subject to mandatory redemption), paid-in capital in excess of the par value of such stock, PLDT's retained earnings, reserve for higher plant replacement costs and revaluation increment arising from independent certified appraisals of PLDT's telephone plant approved by the NTC.

Non-consolidated current ratio is the ratio of (x) non-consolidated current assets to (y) non-consolidated current liabilities, excluding from current liabilities 50% of the portion of long-term indebtedness due within one year of the calculation date.

PLDT's debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT's ability to take certain actions without lenders' approval, including:

  incurring additional indebtedness;

  prepaying other debt;

  making investments;

  extending loans;

  extending guarantees or assuming the obligations of other persons;

  paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock;

  disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth;

  entering into management contracts providing for the management of its business or operations by a third party;

  creating any lien or security interest;

  permitting set off against amounts owed to PLDT;

  merging or consolidating with any other company;

  entering into transactions with shareholders and affiliates; and

  entering into sale and leaseback transactions.

Under the terms of PLDT's 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to comply with a number of additional covenants, including covenants that, subject to certain exceptions, restrict PLDT's ability to: (a) incur debt in the event its ratio of debt to EBITDA (calculated on a non-consolidated basis, except in certain circumstances), after giving effect to the incurrence of such debt, would be less than 5.5 to 1.0 on or prior to December 31, 2003, 5.0 to 1 from January 1, 2004 to December 31, 2004 and 4.5 to 1.0 thereafter and (b) pay dividends on, repurchase or redeem its capital stock, make investments and prepay subordinated debt, among other things. Subject to certain exceptions, these covenants also restrict our ability to sell assets and use the proceeds of these asset sales.

In case of a change in control of PLDT, PLDT may be required to repurchase or prepay certain indebtedness. Under the terms of the 10.625% Notes due 2007 and 11.375% Notes due 2012, we are required to offer to purchase all outstanding notes due 2007 and notes due 2012 for cash at a price of 101% of their principal amounts plus accrued interest in the event that (a) the aggregate of NTT Communications' and First Pacific's direct and indirect voting interest in PLDT's outstanding capital stock having voting rights falls below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT's outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency then maintains a rating on either series of notes, the rating agency downgrades its credit rating on the series within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

Under the terms of our JP¥9,760 million loan from JBIC, in the event of any proposed sale or transfer of PLDT's stock that would result in NTT Communications holding less than 14.95% of PLDT's voting stock, we will be required to prepay, immediately upon effectiveness of such sale or transfer, all principal outstanding under the loan, together with accrued interest. However, prepayment will not be required if, following such sale or transfer, (a) NTT Communications continues to have prior approval rights with respect to all matters as to which NTT Communications has approval rights under the stock purchase agreement pursuant to which it acquired its shares in PLDT or (b) JBIC, in its sole discretion, determines that NTT Communications’ participation in the expansion of Smart's GSM network capacity to extend PLDT’s cellular business in Smart would not be reduced below its level of participation as of the date of the loan agreement.

Under the terms of the multicurrency term facility agreement, if any lender so requests in writing, PLDT shall prepay in full such lender’s participation in the loan within 45 days from notification of the change of control and no later than the date on which PLDT is required to repurchase its 10.625% Notes due 2007 and 11.375% Notes due 2012 (“Bonds”) from bondholders accepting the change of control offer in the event that (a) the aggregate of NTT Communications’ and First Pacific’s direct and indirect voting interest in PLDT’s outstanding capital stock having voting rights fall below 35% of such capital stock, (b) any person or, in certain instances, group of persons, which is not controlled directly or indirectly by First Pacific or NTT Communications acquires a direct or indirect voting interest in PLDT’s outstanding capital stock having voting rights which equals or exceeds 35% of such capital stock and (c) if a rating agency then maintains a rating on the Bonds, the rating agency downgrades its credit rating on the Bonds within 90 days (or more, in certain circumstances) following notice of the occurrence of the events specified in (a) and (b) above.

PLDT’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These defaults include:

  cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument. In some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments;

  failure by PLDT to meet certain financial ratio covenants referred to above;

  the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender;

  the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender;

  the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender;

  the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and

  other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart

Smart’s long-term debt consists of:

	2000		2001		2002
	(In Millions)
U.S. Dollars	US$237	Php11,814	US$401	Php20,702	US$408	Php21,724
Philippine Pesos		–		1,000		1,167
		11,814		21,702		22,891
Less current portion		1,655		4,577		6,173
		Php10,159		Php17,125		Php16,718

Smart’s bank loan facilities, which are being used to finance its purchases of telecommunications equipment, are availed of through one or more drawdowns.

Interest on Smart’s dollar denominated loans is either fixed or based on LIBOR plus premium. These loans are payable in semi-annual installments and have maturities of up to 2007. The peso loans are payable quarterly and accrue interest based on the weighted average interest rate, or WAIR, plus Participating Financial Institution, or PFI, premium and will mature in December 2005 and February 2007 for the Php1,000 million and Php300 million facilities, respectively.

Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any affiliate without the consent of its lenders. Some of these covenants contain an absolute prohibition on paying dividends before December 2002, while others require that a portion of the loan equal to the amount of the dividend be prepaid. Smart has obtained waivers from Finnvera, the export credit agent for the GSM Phase 1, 2 and 3 loan facilities of Smart, and other required lenders, subject to certain conditions including Smart’s procurement of new financing for 2002 in an amount not less than Php3,700 million, to permit it to pay dividends to PLDT in the fourth quarter of 2002 equal to 40% of Smart's net income in 2001. In addition, Smart signed the Nippon Export and Investment Insurance (NEXI) – Supported Untied Term Loan Facility on November 28, 2002 for a US$100 million term loan facility available until November 2003 in procurement of new financing. Having fulfilled the foregoing conditions, Smart made its first dividend payment to PLDT in the amount of Php1,540 million on December 16, 2002. Further waivers would be required for payment of additional dividends in future periods.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart has maintained compliance with all of the financial covenants. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include:

  Cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated;

  Failure by Smart to comply with certain financial ratio covenants;

  Any reduction in PLDT’s ownership of Smart’s stock below 51% of the total of each class of Smart’s issued shares;

  Any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 18% of the total common stock outstanding or 18% of the voting power of the total common stock outstanding; and

  The occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements with the lender or that the lender believes materially impairs an applicable guarantors’ ability to perform its obligations under an applicable guaranty.

Certain telecommunications equipment of Smart with a net book value of zero and Php160 million as of December 31, 2002 and 2001, respectively, have been pledged as security for Smart’s outstanding loans. As of December 31, 2002, the total outstanding balance of these secured loans was US$3 million, which was paid in full on January 31, 2003.

Mabuhay Satellite

Mabuhay Satellite’s long-term debt consists of:

	2000		2001		2002
	(In Millions)
U.S. Dollars
Credit Agreement	US$75	Php3,746	US$62	Php3,201	US$55	Php2,925
Omnibus Agreement	50	2,496	47	2,421	46	2,431
	125	6,242	109	5,622	101	5,356
Less current portion	6	310	8	424	18	980
	US$119	Php5,932	US$101	Php5,198	US$83	Php4,376

Credit Agreement

On January 8, 1999, Mabuhay Satellite entered into a Restructuring Agreement with Ex-Im Bank relating to the Credit Agreement to finance a portion of the costs of purchasing the Agila II Satellite, which included, among other major provisions, the principal repayments in 18 semi-annual installments of US$5 million due and payable on January 15 and July 15 of each year starting 1999 and interest at a rate of 7% per annum.

On May 8, 2000, Ex-Im Bank agreed to amend the repayment terms of the principal under the Restructuring Agreement. The outstanding balance as of the effective date of the Amendment shall be amortized in 13 successive semi-annual installments due on January 15 and July 15 of each year, beginning January 15, 2000.

Omnibus Agreement

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$62 million (Php3,129 million) in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$46 million.

As security, Mabuhay Satellite has constituted in favor of the Banks:

  A first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority, or SBMA, and the components of the satellite system;

  An assignment of its rights under the transponder lease contracts to be entered into with its stockholders and other parties and the revenues therefrom; and

  An assignment of the applicable proceeds of insurance to be taken on the satellite system.

On May 12, 2000, the Banks approved the terms of restructuring of Mabuhay Satellite’s debt under the Omnibus Agreement, which include the reduction of the margin on outstanding loans and restructuring of principal payment terms. Mabuhay Satellite’s long-term liabilities as of December 31, 2002 and 2001 are based on the restructured terms.

On July 6, 2000, the Monetary Board of the Bangko Sentral ng Pilipinas approved the restructuring of Mabuhay Satellite’s debt under the Omnibus Agreement and the second restructuring of its debt under the Credit Agreement.

The Credit and Omnibus Agreements impose negative covenants which, among other things, restrict the material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million with a grace period of one year. The loan facility was fully drawn as of December 31, 2002. The quarterly principal payments of Php15 million shall start in the second year with a balloon payment of Php45 million at the end of the third year. Interest on this loan is equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan is secured by ePLDT’s investment in an affiliate with a carrying value of Php616 million as of December 31, 2002 and a deed of assignment of receivables of an associate from a foreign customer.

The loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income of any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days of dissolution of its legal existence, and creation of any encumbrances on the shares pledged.

MaraTel

MaraTel’s long-term debt consists of a Php60 million loan obtained on October 20, 1997 and a Php19 million loan drawn on July 19, 1999. The Php60 million loan carries an interest rate ranging from 12% to 15% per annum and matures on October 16, 2005, while the Php19 million loan bears a fixed interest rate of 15% per annum and matures on July 30, 2004. As of December 31, 2002, the outstanding balances of these loans totaled Php42 million, of which Php16 million will mature in 2003.

13.     Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(In Million Pesos)
Accrual of capital expenditures under long-term financing (Note 20)	3,443	6,995	1,625	985	2,725	1,515
Customers’ deposits	2,517	2,453	2,162	2,486	2,408	2,055
Accrued pension cost (Note 16)	576	1,117	1,175	576	1,117	1,175
Liability under Letter of Support (Note 3)	-	-	2,676	-	-	2,676
Advance payment under a receivables purchase facility (Note 6)	-	-	2,530	-	-	2,530
Related party (Note 15)	-	-	-	-	2,350	-
Others	2,803	2,230	1,373	1,972	1,575	1,206
	9,339	12,795	11,541	6,019	10,175	11,157

14.     Stockholders’ Equity

The movement of PLDT’s capital stock account follows:

			Preferred Shares - Php10 par value
	Common Stock – Php5 par value		Series A to CC	III	IV	V	VI	VII
	No. of Shares	Amount	No. of Shares						Total Preferred Shares	Amount
	(In Millions)
Authorized	234	Php1,170							822	Php822
Outstanding
Balance at January 1, 2000	156	782	322	4	36	–	–	–	362	Php3,625
Issuance	12	61	32	–	–	–	–	–	32	316
Conversion	–	–	(2)	–	–	–	–	–	(2)	(20)
Balance at December 31, 2000	168	Php843	352	4	36	–	–	–	392	Php3,921

Balance at January 1, 2001	168	Php843	352	4	36	–	–	–	392	Php3,921
Issuance	–	–	23	–	–	3	5	4	35	348
Conversion	–	2	(3)	–	–	–	–		(3)	(27)
Balance at December 31, 2001	168	Php845	372	4	36	3	5	4	424	Php4,242

Balance at January 1, 2002	168	Php845	372	4	36	3	5	4	424	Php4,242
Issuance	–	–	37	–	7	–	–	–	44	440
Conversion	1	2	(2)			–	–		(3)	(26)
Redemption	–	–	–	–	(7)	–	–	–	(7)	(72)
Balance at December 31, 2002	169	Php847	407	4	36	3	5	4	458	Php4,584

On March 17, 2000, the Philippine SEC approved the increase in authorized capital stock of PLDT from Php9,000 million, divided into two classes consisting of 783 million shares of serial preferred stock with a par value of Php10 each and 134 million shares of common stock with a par value of Php5 each, to Php9,395 million divided into two classes consisting of 822 million shares of serial preferred stock with a par value of Php10 each and 234 million shares of common stock with a par value of Php5 each. Out of said increase in capital stock, PLDT issued 35 million shares as consideration and in exchange for the acquisition of the entire issued capital stock of Smart and 12 million shares of stock were subscribed by NTT Communication’s subsidiary for cash (see Note 15 – Related Party Transactions).

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to CC 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. These series of preferred stock are convertible into common stock a year after the year of share issuance, at a price equivalent to 10% below the average market price of PLDT's common stock at the PSE over a period of 30 consecutive trading days before the conversion date. The conversion price, however, shall not be less than the conversion price set by the Board of Directors, which as of December 31, 2002, is Php5 per share. At PLDT’s option, the Series A to CC 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

On November 7, 2000, the Board of Directors designated 30 million shares of serial preferred stock as Series BB 10 % Cumulative Convertible preferred Stock for issuance throughout 2001 pursuant to PLDT’s Subscriber Investment Plan. On January 24, 2001, the Philippine SEC issued a resolution exempting from the requirements under the Securities regulation Code, or the Code, the issuance by PLDT of Series BB 10% Cumulative Convertible Preferred Stock. On May 21, 2001, the PSE approved the listing of Series BB 10 % Cumulative Convertible Preferred Stock.

On September 25, 2001, the Board of Directors designated an additional 5 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. On October 24, 2001, the Philippine SEC issued a resolution confirming that the issuance of 5 million Series AA 10% Cumulative Convertible Preferred Stock is a transaction exempt from the registration requirements under the Securities Regulation Code, or SRC. On December 12, 2001, the PSE approved the listing of the additional 5 million preferred shares, bringing the total listed Series AA 10% Cumulative Convertible Preferred Stock to 35 million shares.

On January 22, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock for issuance throughout 2002. In addition, on February 26, 2002, the Board of Directors designated an additional 15 million shares of serial preferred stock as Series AA 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the Philippine SEC on March 13, 2002 and July 31, 2002, respectively. PSE approved the listing of the 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock and the additional 15 million shares of Series AA 10% Cumulative Convertible Preferred Stock on August 14, 2002.

On December 2, 2002, the Board of Directors designated 10 million shares of serial preferred stock as Series DD 10% Cumulative Convertible Preferred Stock for issuance throughout 2003 and an additional 10 million shares of serial preferred stock as Series CC 10% Cumulative Convertible Preferred Stock. The issuance of the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock is an exempt transaction under Section 10.2 of the SRC, as confirmed by the SEC on January 30, 2003. In an earlier letter dated October 24, 2002, PSE allowed PLDT to utilize 24,287,455 unissued preferred shares remaining listed with the PSE in order to cover the issuance requirement of the other series under PLDT’s Subscriber Investment Plan. The issuance requirement for the 10 million shares of Series DD 10% Cumulative Convertible Preferred Stock and the additional 10 million shares of Series CC 10% Cumulative Convertible Preferred Stock will be taken from the said remaining listed and unissued preferred shares.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into common stock at the option of the holder at any time, at the conversion price of US$29.19 per share of common stock (equivalent to a conversion ratio of 1.7129 shares of common stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events. The Series III Convertible Preferred Stock is not redeemable. Upon liquidation of PLDT, holders of the Series III Convertible Preferred Stock will be entitled to receive liquidating distributions equivalent to Php11 a share, plus accrued and unpaid dividends to the date of distribution, subject to the prior rights of creditors.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 14% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

On June 4, 2001, PLDT issued 2,691,340 shares of Series V Convertible Preferred Stock, 5.1 million shares of Series VI Convertible Preferred Stock and 3.8 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58.1 million shares of Series K, Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. In addition, in 2002, PLDT issued 30,100 shares of Series V Convertible Preferred Stock and 14,087 shares of Series VI Convertible Preferred Stock in exchange for a total of 220,935 shares of Series K, Class I Convertible Preferred Stock of Piltel. Upon receipt of tax clearance from the Bureau of Internal Revenue, PLDT will issue 106,500 more shares of its Convertible Preferred Shares in exchange for 462,065 shares of Piltel Series K Class I Convertible Preferred Stock into PLDT Convertible Preferred Stock. Each share of Series V, VI and VII PLDT Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares, which will benefit from a put option exercisable for thirty days to sell such PLDT common shares to PLDT for Php1,700 or US$36.132 or JP¥4,071.89 per share depending on the series. PLDT would be obligated to pay up to Php4,600 million, US$184 million and JP¥15,600 million under the put option if all the convertible preferred shares will be mandatorily converted and all the underlying common shares will be put to PLDT.

As of December 31, 2002 and 2001, a total of 669,163 shares of Series V and VI Convertible Preferred Stock and 351,019 shares of Series V and VI Convertible Preferred Stock, respectively, have been converted into PLDT common shares.

The aggregate value of the put option as of December 31, 2002 is Php20,201 million while the market value of the underlying common shares is Php2,968 million based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

The shares of preferred stock, except shares of Series V, VI and VII Convertible Preferred Stock, redeemed or converted into common stock shall revert to and form part of the unissued preferred stock, and may be reissued in any other series that the Board of Directors may, from time to time, establish and designate.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

On December 2, 2002, the Board of Directors approved the dividend declaration of: (a) Php1 per share on 10% Cumulative Convertible Preferred Shares Series H, L, M and Y payable on January 31, 2003 to the holders of record on December 26, 2002; and (b) US$1.029412, Php4.675, US$0.09925 and JP¥10.179725 per outstanding share of Series III, V, VI and VII Convertible Preferred Stock, respectively, payable on January 15, 2003 to the holders of record on December 16, 2002. As of December 31, 2002, undeclared cumulative dividends applicable to shares of preferred stock amounted to approximately Php 159 million. On January 31, 2003, the Board of Directors approved the dividend declaration of: (a) Php1 per share on 10% Cumulative Convertible Preferred Shares Series CC payable on March 31, 2003 to the holders of record on February 7, 2003; and (b) Php12.15 per share on Series IV Cumulative Non-Convertible Redeemable Preferred Stock payable on March 15, 2003 to the holders of record on February 17, 2003. Also, on February 26, 2003, the Board of Directors approved the dividend declaration of US$1.029412 per share on Series III Cumulative Convertible Preferred Shares payable on April 15, 2003 to the holders of record on March 17, 2003.

Employees’ Stock Purchase Plan

The Employees’ Stock Purchase Plan, or ESPP, of PLDT provides an opportunity to its regular rank-and-file and supervisory employees to purchase an ownership interest in PLDT’s common stock at a reduced price on a deferred payment basis.

On November 3, 1999, the Board of Directors approved the Ninth Offering under the ESPP. Up to 991,200 shares of common stock have been made available for purchase under the Ninth Offering.

Movements in the number of stock purchase plan outstanding are as follows:

	2000	2001	2002
At January 1	826,571	710,238	169,708
Exercised	(116,333)	(540,530)	(114,584)
At December 31	710,238	169,708	55,124

The purchase price is set at the prevailing market price which should not exceed Php877.63 per share. This cap represented 85% of the market price at offer date on January 3, 2000. The average market value of the shares exercised in 2002 was Php377.91 per share (total Php43 million).

As of December 31, 2002, about 1 million shares of common stock were reserved for future offerings under the ESPP.

Executive Stock Option Plan

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an Executive Stock Option Plan, or ESOP, and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of shares of common stock to subscribe for any issue of up to 1,289,745 shares of common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of stockholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1 million shares of common stock of PLDT have been reserved as underlying shares of options under the ESOP.

Movements in the number of stock option plan outstanding are as follows:

	2000	2001	2002
At January 1	1,392,792	1,322,642	1,157,258
Granted	–	–	144,428
Cancelled	(70,150)	(165,384)	(75,291)
At December 31	1,322,642	1,157,258	1,226,395

Since the date of the grant on December 10, 2001, there were no officers or executives that exercised their options. Instead, there were cancellations of options due to office resignations and retirements of officers and executives.

Retained Earnings

This account consists of:

	2000	2001	2002
	(As restated - Note 3)
	(In Million Pesos)
Appropriated for plant expansion and higher replacement costs	435	435	435
Unappropriated	30,972	32,134	33,569
	31,407	32,569	34,004

PLDT regularly declares and pays dividends on its preferred shares. However, the written consent of its creditors and certain preferred stockholders may be required under certain conditions (as discussed in Note 12 – Long-term Debt). PLDT has not declared any dividends on its common shares since June 2001. The retention of earnings is necessary to meet the funding requirements of our business expansion, service improvement and development programs. The unappropriated retained earnings balance of PLDT as of December 31, 2002 includes accumulated equity in net income of investees of Php4,753 million while retained earnings as of December 31, 2001 and 2000 is net of accumulated equity in net losses of investees of Php6,352 million and Php6,657 million, respectively.

15.          Related Party Transactions

Companies within the PLDT Group are engaged in arm’s-length transactions with each other in the ordinary course of business. We believe that the terms of these transactions are comparable with those available to unrelated parties.

Transactions with/between Related Parties

A description of major transactions with/between related parties is as follows:

a.         Telecommunications Services Provided within PLDT Group

Telecommunications carriers within the PLDT Group (namely, PLDT, Smart, Piltel, Clark Telecom, Subic Telecom, MaraTel and PLDT Global) have existing intercompany agreements, such as interconnection agreements with one another under terms similar with those agreed with other telecommunications providers outside the PLDT Group (see Note 25 - Other Matters). Each of these carriers recognizes revenues, net of interconnection charges, for calls terminating with the customer of the other carriers.

b.          Business Transfer Agreement between PLDT and Smart

On May 15, 2000, PLDT and Smart entered into a LEC Business Transfer Agreement under which the parties agreed to transfer to PLDT the LEC business of Smart. The transaction involved: (a) the transfer to PLDT of (i) the equipment; (ii) all rights and interests of Smart under and pursuant to the subscription contracts with the LEC customers or subscribers of Smart including, but not limited to all receivables from such customers or subscribers; (iii) all rights and interests of Smart including under and pursuant to Smart’s supply contracts; (iv) all rights and interests of Smart under and pursuant to the LEC Provisional Authority, or LEC PA, and its permits, licenses and authorizations issued by relevant governmental authorities for the operation by Smart of the LEC business; and (v) real properties and improvements, furniture, fixtures, and other tangible and intangible assets pertaining to the LEC business of Smart and (b) the assumption by PLDT of the obligations and liabilities of Smart under the LEC PA, permits and licenses, supply contracts and other liabilities pertaining to the operation by Smart of the LEC business, other than obligations or liabilities for borrowed money (see Note 12 – Long-term Debt).

The transaction was completed on August 31, 2000, and Smart’s LEC net assets valued at Php8,788 million, of which Php7,549 million were fixed assets, were then transferred to PLDT. PLDT paid for the assets in cash, net of Smart’s obligations assumed by PLDT. To finance the cash consideration, PLDT entered into a loan agreement with Nederlandse Financierings-Maatschappij Voor Ontwikkelings-landen N.V., or FMO, of the Netherlands for US$135 million (Php6,978 million) on August 18, 2000. At the same time, PLDT also entered into loan agreements with Exportkreditnamden, or EKN, of Sweden for US$36 million (Php1,845 million) and Export Credit Guarantee Department, or ECGD, of the United Kingdom for US$27 million (Php1,370 million). The proceeds of the loan with FMO were partly used to repay the outstanding balances of Smart’s LEC-related loans with various commercial banks. The LEC-related loans of Smart with EKN and ECGD were novated and transferred to PLDT, which became in effect the borrower under the relevant loan agreements.

c.          Transponder Lease Agreement between Mabuhay Satellite and PLDT

On December 28, 1995, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement, as amended on May 10, 2000, pursuant to which Mabuhay Satellite leases to PLDT C-band transponders on board the Agila II satellite, in consideration of a basic rent. This agreement has a term of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof.

Under an Acknowledgment and Consent Agreement dated January 4, 1996, PLDT acknowledged and consented to Mabuhay Satellite's:

  transfer and assignment of all amounts payable by PLDT under the Transponder Lease Agreement; and

  grant of a continuing security interest of first priority in all of Mabuhay Satellite's rights, title and interest in, to and under the Transponder Lease Agreement, in favor of the collateral agent for the benefit of the lenders who are parties to the Omnibus Credit and Security Agreement dated December 14, 1995.

Total fees under these agreements amounted to Php925 million, Php927 million and Php1,055 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding obligations of PLDT under these agreements amounted to Php270 million and Php36 million as of December 31, 2002 and 2001, respectively.

d.         Facilities Management Agreement between PLDT and Piltel

On July 19, 2001, PLDT entered into a Facilities Management Agreement with Piltel under which PLDT undertakes the management, operation and maintenance of Piltel's regional telecommunication and EO 109, network operations and services, including EO 109 fixed line build-out installations, public calling offices and payphone facilities and the systems required to support these services.

The agreement covers Piltel's regional telecommunication services in Baguio, Puerto Princesa, Masbate, and Boac and EO 109 services in Alabel, Banga, Dapitan, Davao, Digos, Dipolog, General Santos, Kiamba, Koronadal, Pagadian, Polomolok and Surallah.

Under the agreement, PLDT also undertakes the management of the computer system, billing, revenue assurance and inter-carrier settlements reporting of Piltel's regional telecommunication services in Olongapo and Subic.

The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. All third party invoices will be passed on to Piltel at cost, including value-added tax.

The agreement supersedes the Facilities Management Agreement between PLDT and Piltel, dated May 12, 2000, under which PLDT undertook the management, maintenance and operation of the regional telecommunication services of Piltel, including public calling offices and payphone operations located in Baguio City, Puerto Princesa, Boac and Masbate. The new agreement is effective for three years from July 2001 to July 2004.

Total management fees under these agreements amounted to Php84 million, Php72 million and Php36 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding receivables of PLDT under these agreements amounted to Php258 million, Php174 million and Php38 million as of December 31, 2002, 2001 and 2000 respectively.

e.          Facilities Management Agreement between Subic Telecom and Piltel

On September 5, 2001, Piltel and Subic Telecom entered into a Facilities Management Agreement of the regional telephone network, customer operations, network operations and payphones of Piltel in Subic and Olongapo City. The monthly management fee payable by Piltel is based on cost, and for cost components where margin is allowed, 15% will be applied. In addition, Piltel will pay a monthly variable cost per account in the amount of Php44 for repairs and maintenance and Php6 for bill delivery from an exchange to a subscriber. All third party invoices will be passed on to Piltel at cost, including value-added tax. This agreement supersedes the facilities management agreement entered into by Piltel and Subic Telecom on May 29, 2000.

Total management fees under this agreement amounted to Php22 million, Php26 million and Php45 million for the years ended December 31, 2002, 2001 and 2000, respectively. The new agreement is effective for three years until September 2004. Outstanding receivables of Subic Telecom under this agreement amounted to Php2 million, Php12 million and Php15 million as of December 31, 2002, 2001 and 2000, respectively.

f.           Agreements between Smart and Piltel

In connection with the integration of their operations, Smart and Piltel have entered into the following agreements:

  An agreement for the co-location, or sharing, of cellular sites selected at the option of Smart, whereby Piltel is paid a usage fee of Php45,000 per shared site per month, subject to a 10% annual increase;

  An agreement whereby Smart manages the operation of Piltel's cellular and paging systems. This agreement is divided into three sub-agreements as follows:

i.         A Facilities Management Agreement under which Smart operates, maintains and manages the physical facilities and technical services of Piltel's existing cellular and paging systems. Piltel pays Smart a fixed monthly fee of Php4 million and a variable monthly fee of Php13,735 per site covered by the agreement. Additional fees of Php186,878 per month and Php624 per site per month are payable at the end of each calendar year upon rendition of the services in accordance with the agreement. This agreement was amended in May 2001 to include the management, operation and maintenance of Piltel's prepaid wireless telecommunications network in the EO 109 areas in Mindanao including the business and central offices, base stations, and public calling offices of Piltel located in South Cotabato, Saranggani and General Santos, Davao City, Davao del Sur, Zamboanga del Norte, Zamboanga del Sur and Misamis Occidental;

ii.       A Customer Service Management Agreement under which Piltel outsources the operation of its customer service and billing functions for its cellular and paging systems to Smart for a fixed monthly fee of Php9 million and a variable cost of Php57, Php17 and Php25 per postpaid, prepaid cellular and paging subscriber, respectively. An additional fee of Php399,926 per month and Php1 per postpaid subscriber per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement; and

iii.      An Administrative Support and Management Services Agreement under which Piltel pays a fixed monthly fee of Php8 million. An additional fee of Php353,764 per month is payable at the end of each calendar year upon rendition of the services in accordance with the agreement.

Total fees under these management agreements amounted to Php661 million, Php540 million and Php124 million for the years ended December 31, 2002, 2001 and 2000, respectively. Under these agreements, outstanding receivables of Smart amounted to Php569 million and Php47 million as of December 31, 2002 and 2000, respectively and its outstanding obligations as of December 31, 2001 amounted to Php78 million.

In addition, Smart also entered into a Facilities Service Agreement with Piltel under which Piltel accesses Smart's existing GSM network and facilities to enable Piltel to offer prepaid cellular service using GSM technology in exchange for approximately 50% of Piltel's revenues, net of interconnection expenses. Total facility fees under this agreement amounted to Php2,494 million, Php1,852 million and Php460 million for the years ended December 31, 2002, 2001 and 2000, respectively. Outstanding receivables of Smart under this agreement amounted to Php458 million, Php1,815 million and Php150 million as of December 2002, 2001 and 2000, respectively.

g.         Airtime Purchase Agreement between PLDT and PT Asia Cellular Satellite and Related Agreements

In March 1997, PLDT entered into a Founder NSP Airtime Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from PT Asia Cellular Satellite at least US$5 million worth of airtime annually over ten years commencing on the date of the satellite’s commercial operations. The commercial operations date is defined as the earlier of:

  the day on which PT Asia Cellular Satellite places the Garuda I satellite in commercial operation; and

  the date of final acceptance of the Garuda I satellite and associated equipment under the terms of the Spacecraft Contract, dated August 28, 1995, between PT Asia Cellular Satellite and Martin Marietta Overseas Corporation.

However, the commercial operations date may not occur without the consent of PLDT if there is a constructive total loss or partial loss of the satellite under its launch insurance contract and the satellite cannot provide commercial service in the Philippines.

In the event that PT Asia Cellular Satellite's aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental airtime purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT, together with the founder shareholders, is endeavoring further to amend the agreement due to the occurrence of partial satellite loss, changes in primary business of ACeS and other events affecting the business.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

  authorize distributors to resell ACeS services in the Philippines upon prior approval from PT Asia Cellular Satellite; and

  appoint agents to solicit and bill PLDT's or its authorized distributors' subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to ACeS International Limited, or AIL, all of PT Asia Cellular Satellite's rights under the Founder NSP Airtime Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of Assignment of Airtime Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Airtime Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated as of December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL, P.T. Bank Internasional Indonesia and various other banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank International Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012.

h.         Agreements between Smart and ACeS Philippines

On July 18, 2000, Smart entered into a Service Distribution Agreement with ACeS Philippines under which ACeS Philippines appointed Smart as an authorized service provider of ACeS Global Mobile Personal Communication by Satellite Services, or GMPCS Services, in the Philippines having the task of exerting its best efforts to market and sell access to usage of the said services to prospective subscribers.

An amendment to this Service Distribution Agreement was made on February 16, 2001, whereby Smart shall remit to ACeS Philippines a Facility Usage Fee based on a revenue sharing formula. ACeS Philippines shall in turn pay Smart’s charges for the payphone-related services.

Also on February 16, 2001, Smart entered into a Facilities Management Agreement, or FMA, and Administrative Support and Management Services Agreement, or the Service Agreement, with ACeS Philippines. In exchange for its services, Smart shall receive fixed and variable monthly fees from ACeS Philippines. Under the FMA, Smart undertakes the management, maintenance and operation of the ACeS GMPCS Services, which are currently ready and available for actual use or operation. Under the Service Agreement, Smart shall provide certain administrative support and services in certain aspects of ACeS Philippines’ business operations such as payroll administration and training, finance, audit, legal, purchasing and materials management, public affairs, information technology, sales and marketing, ACeS Philippines NSP relations, ACeS International relations and other support services.

Total fees under these agreements, net of Smart’s share, amounted to Php12 million and Php17 million for the years ended December 31, 2002 and 2001, respectively. ACeS Philippines has no outstanding obligation under these agreements as of December 31, 2002 while the outstanding obligation of Smart amounted to Php13 million as of December 31, 2001.

Other Transactions

Equity investments in subsidiaries and associates are discussed in Note 9 – Investments.

On December 9, 2002, PLDT transferred and conveyed to Smart certain inland and submarine domestic fiber optic cable loops, digital transmission equipment and corresponding network management systems with an aggregate net book value of Php4,138 million, as consideration and in exchange for 298 million preferred shares of Smart subscribed by PLDT at Php13.875 per share, or a total subscription price of Php4,138 million.

The following is a summary of related party accounts with subsidiaries eliminated from the consolidated balance sheets as of December 31, 2002, 2001 and 2000 and from the consolidated statements of income for the years ended December 31, 2002, 2001 and 2000:

	2000	2001	2002
	(In Million Pesos)
Balance Sheets
Accounts receivable	1,625	2,064	6,601
Other noncurrent assets	–	2,350	86
Accounts payable	1,625	495	2,755
Accrued and other current liabilities	–	1,569	1,095
Deferred credits and other noncurrent liabilities	–	2,350	2,434
Statements of Income
Fixed line service revenues	56	57	2,266
Wireless service revenues	1,054	927	925
Information and communications technology revenues	–	–	29
Rent expense	1,055	927	2,886
Maintenance expense	180	307	334
Other income – net	124	250	1

The following is a summary of related party accounts with Piltel as of and for the years ended December 31, 2002, 2001 and 2000:

	2000	2001	2002
	(In Million Pesos)
Balance Sheets
Accounts receivable	–	2,081	1,731
Statements of Income
Fixed line service revenues	–	102	533
Miscellaneous income	–	290	763

Transactions with Major Stockholders, Directors and Officers

Transactions between PLDT or its subsidiary and a director or key officer or owner of more than 10% of the common shares of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the common shares of PLDT, who has a direct or indirect material interest in PLDT or its subsidiary, as of and for the years ended December 31, 2002, 2001 and 2000 are as follows:

a.       Acquisition of Smart

On September 28, 1999, PLDT entered into a Stock Purchase and Strategic Investment Agreement with First Pacific Company Limited and its affiliates and NTT Communications whereby, pursuant to amendments on March 8, 2000 and March 24, 2000, PLDT acquired on March 24, 2000 the entire issued capital stock of Smart valued at approximately Php37,907 million (approximately US$930 million) through the issuance of 35,098,974 new PLDT common shares (issue price of Php 1,080 per share) to Smart’s shareholders representing approximately 22.5% of the issued common shares of PLDT (as enlarged by such issue of shares).

Prior to this, Smart’s major shareholders were certain Philippine and other affiliates of First Pacific Company Limited (collectively, the First Pacific Group) and NTT Communications Capital (UK) Limited or NTTC-UK, which in the aggregate owned 95.7% of Smart. NTTC-UK is a wholly owned subsidiary of NTT Communications Corporation or NTT Communications, which, in turn, is a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation or NTT (collectively, the NTT Group).

b.       Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

  Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which NTT Communications provides PLDT with technical, marketing and other consultants for various business areas of PLDT starting April 1, 2000. Total fees under this agreement amounted to Php207 million, Php248 million and Php117 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, 2001 and 2000 outstanding obligations of PLDT amounted to Php32 million, Php39 million and Php42 million, respectively.

  Domestic Fiber Optic Network Submerged Plant Maintenance Agreement. On July 4, 2000, PLDT entered into an agreement with NTT World Engineering Marine Corporation, or NTT WEMC, for the submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber-optic network, or DFON, submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT WEMC a fixed annual standing charge of US$2 million, excluding cost for the use of a remotely operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. Total fees under this agreement amounted to Php65 million, Php107 million and Php35 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications' "Arcstar" brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename "Arcstar" and its related trademark, logo and symbols, solely for the purpose of PLDT's marketing, promotional and sales activities for the Arcstar services within the Philippines. Global coordination fees to NTT Communications based on certain percentage of revenues derived from Arcstar products and services amounted to Php14 million, Php7 million and Php1 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, 2001 and 2000, outstanding obligation of PLDT amounted to Php3 million, Php1 million and Php0.4 million, respectively.

  Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. Total fees under this agreement amounted to Php3 million and Php0.4 million for the years ended December 31, 2002 and 2001, respectively. As of December 31, 2002 and 2001, outstanding obligation of PLDT amounted to Php0.6 million and Php0.3 million, respectively.

c.        Agreement between Smart and Asia Link B.V., or ALBV

Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of CMTS for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php429 million, Php249 million and Php195 million for the years ended December 31, 2002, 2001 and 2000, respectively. Smart has outstanding obligation of Php31 million in 2002, receivable of Php5 million in 2001 and obligation of Php46 million in 2000 under these agreements.

d.       Agreement with Foote, Cone & Belding Worldwide, or FCB Worldwide

FCB Worldwide provides consultancy and advisory services to PLDT. Total fees under this agreement amounted to Php19 million and Php34 million for the years ended December 31, 2002 and 2001, respectively. The chairman of PLDT’s Board is the non-executive chairman of FCB Worldwide’s representative office in the Philippines.

e.        Agreements relating to insurance companies

Gotuaco del Rosario and Associates, or Gotuaco, acts as broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has signed an insurance policy with Malayan Insurance Co. Inc., or Malayan, wherein premiums are directly paid to Malayan. Total payments to Gotuaco and Malayan in 2002 covering the twelve-month period ending July 31, 2003 amounted to Php307 million. Two directors of PLDT have a direct/indirect interest in or serve as director/officer of Gotuaco and Malayan.

16.     Employees’ Benefit Plan

PLDT

PLDT has a trustee-managed, noncontributory defined benefit plan, or the Benefit Plan, providing for retirement and death benefits and service terminal pay to substantially all permanent and regular employees. Benefits under the Benefit Plan are based on final salary and length of service.

PLDT’s actuarial valuation is done on an annual basis. Based on the latest actuarial valuation dated February 2003, the actuarial present value of accrued liability, net pension cost and average assumptions used in developing the valuation at December 31, 2002, 2001 and 2000 are as follows:

	2000	2001	2002
	(In Million Pesos)
Actuarial accrued liability	9,264	6,638	7,984
Assets at fair value	5,007	4,592	4,094
Unfunded actuarial accrued liability	(4,257)	(2,046)	(3,890)
Unrecognized:
Net transition liability	3,220	3,054	2,889
Net experience adjustment	462	(2,125)	(174)
Accrued pension cost	(575)	(1,117)	(1,175)

The weighted average assumptions used to determine pension benefits at December 31, 2002, 2001 and 2000 are as follows:

	2000	2001	2002
Discount rate	12.00%	12.00%	9.00%
Rate of increase in compensation	12.00%	12.00%	8.00%
Rate of return on plan assets	12.26%	10.77%	9.00%

Net pension cost was computed as follows:

	2000	2001	2002
	(In Million Pesos)
Normal cost	637	623	404
Interest cost	76	75	49
Amortization of:
Unrecognized net transition obligation	165	165	165
Unrecognized net experience adjustments	31	20	(90)
	909	883	528

Smart

Smart has a trustee-managed, tax-qualified Provident Plan providing for retirement, death or service terminal pay to substantially all permanent and regular employees. Under the Provident Plan, Smart contributes to the provident fund for the credit of each member’s Personal Retirement Account, or PRA, a percentage of such member’s monthly salary. The member has an option to contribute to the Provident Fund an amount not to exceed 25% of the member’s monthly salary, which are credited to each member’s PRA; however, very few members contribute. Net earnings of the Provident Fund are credited every nine months to the PRAs of the members based on their proportionate share in the total value of the Provident Fund as of the end of the preceding period.

Any benefit payable under this Plan shall be in lieu of or in compliance with, but not in addition to, the payment of similar benefits Smart is required to pay its employees under existing or future laws, employment contracts or collective bargaining agreements, it being understood that the employee shall be entitled only to the higher of the benefits and not to both.

Contributions by Smart to the Provident Plan charged to operations amounted to Php55 million, Php38 million and Php22 million for the years ended December 31, 2002, 2001 and 2000, respectively.

17.     Other Expenses – Net

This account consists of:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
				(As restated - Note 3)
	(In Million Pesos)
Interest expense and related items - net of capitalized interest (Notes 8 and 12)	14,562	14,613	13,886	9,741	10,825	10,837
Interest and other income - net	(2,127)	(1,833)	(2,032)	(1,124)	(953)	(1,005)
Equity in net losses (income) of investees, including goodwill amortization and provision for impairment in value of investment (Note 9)	(11)	559	4,163	5,284	(401)	(645)
Dividend income (Note 9)	–	–	–	–	–	(295)
Manpower reduction cost	–	279	324	–	279	324
Hedge costs (Note 23)	–	108	315	–	108	315
Foreign exchange/swap losses (gains) (Notes 12 and 23)	(945)	817	(533)	(970)	333	(571)
	11,479	14,543	16,123	12,931	10,191	8,960

18.     Income Taxes

The net current and noncurrent components of deferred income tax recognized in the consolidated balance sheets follow:

	2000	2001	2002
		(As restated - Note 3)
	(In Million Pesos)

Net current assets	1,725	1,626	3,772
Net current liabilities*	(19)	(2)	–
Net noncurrent liabilities	(8,542)	(8,622)	(10,699)

* Classified under “Accrued and Other Current Liabilities” in the consolidated balance sheets.

PLDT’s deferred tax balances do not differ materially from the consolidated deferred tax balances to warrant a separate disclosure.

The components of the consolidated net deferred tax assets and liabilities are as follows:

	2000	2001	2002
		(As restated - Note 3)
	(In Million Pesos)
Current assets:
Allowance for doubtful accounts	2,016	1,846	2,760
Current portion of unamortized past service cost	319	63	54
Allowance for inventory losses	216	161	192
Accrued pension cost	76	306	571
Unrealized foreign exchange losses	49	5	–
Unearned revenues	–	186	710
NOLCO	–	144	618
Others	57	15	18
	2,733	2,726	4,923
Less valuation allowance and income tax holiday adjustments	1,008	884	1,052
	1,725	1,842	3,871
Current liabilities:
Lump-sum payment under the collective bargaining agreement	–	(216)	(98)
Unrealized foreign exchange gains	–	–	(1)
	–	(216)	(99)
Net current assets	1,725	1,626	3,772

Net current liabilities
Unrealized foreign exchange gains	(19)	(2)	–

Noncurrent assets:
NOLCO	4,371	–	–
Additional depreciation for wireless analog assets	–	1	879
Unamortized past service cost	223	160	108
	4,594	161	987
Less valuation allowance	4,002	–	–
	592	161	987

Noncurrent liabilities:
Interest charges capitalized, net of amortization	(5,434)	(5,496)	(5,536)
Foreign exchange differential capitalized, net of depreciation and unrealized foreign exchange losses	(2,843)	(2,763)	(4,536)
Taxes and duties capitalized, net of amortization	(857)	(776)	(711)
Undistributed earnings of foreign subsidiaries	–	–	(333)
	(9,134)	(9,035)	(11,116)
	(8,542)	(8,874)	(10,129)
Less valuation allowance and income tax holiday adjustments	–	252	(570)
Net noncurrent liabilities	(8,542)	(8,622)	(10,699)

The carryforward benefit of NOLCO amounting to Php1,930 million as of December 31, 2002 can be claimed as deductions against taxable income until 2005.

Provision for income tax consists of:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(As restated - Note 3)			(As restated - Note 3)
	(In Million Pesos)
Current	1,736	876	589	1,643	782	–
Deferred	86	157	1,003	426	(74)	854
	1,822	1,033	1,592	2,069	708	854

The provision for income tax-current in 2002, on a consolidated basis, mainly represents the subsidiaries’ income tax under the regular corporate taxes. PLDT’s minimum corporate income tax in 2002 amounting to Php638 million was charged directly to “Prepayments and other current assets”. The carryforward benefit of MCIT as of December 31, 2002, can be claimed as deductions against income tax payable until 2005.

The current provision for income tax in 2001 and 2000 mainly represents the subsidiaries’ income tax under the regular corporate income tax.

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax follows:

	Consolidated			Non-Consolidated
	2000	2001	2002	2000	2001	2002
	(As restated - Note 3)			(As restated - Note 3)
	(In Million Pesos)
Provision at statutory tax rate	(217)	672	1,492	544	1,131	1,271
Tax effect of:
Equity in net income (losses) of investees, including goodwill amortization, and provision for impairment in value of investment	(4)	179	1,332	1,691	(251)	(339)
Tax loss position	1,679	825	252	–	–	–
Income subjected to lower tax rates	(379)	(236)	(177)	(288)	(138)	(100)
Results of operations subject to income tax holiday	–	–	(1,925)	–	–	–
Others – net	(118)	(950)	928	122	(34)	(47)
Change in valuation allowance	861	543	(310)	–	–	69
Actual provision for income tax	1,822	1,033	1,592	2,069	708	854

On July 20, 1999, Mabuhay Satellite was registered as a Subic Bay Freeport Enterprise and Clark Telecom was also registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and special income tax rate of 5% of gross income, as defined in the Act.

Smart is registered with the Board of Investments, or BOI, under the Omnibus Investments Code of 1987 as a preferred non-pioneer enterprise for the operation of the IGF and CMTS services. As such, Smart was entitled to certain tax and non-tax incentives, including an income tax holiday for a period of three years up to August 2000.

The BOI Governing Board, in its meeting on August 10, 2000, granted the request of Smart for the transfer of its LEC business to PLDT subject to certain conditions, which include the surrender of Smart’s original certificate of registration to the BOI for annotation and safekeeping and the issuance of a certificate of registration to PLDT with respect to the transferred LEC business.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects entitling it to enjoy a three-year tax holiday up to May 2004. The tax incentive is availed on the basis of incremental income generated from the said expansion project. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects entitling it to enjoy a six-year tax holiday. In this case, the tax incentive is availed for the entire taxable income of the project.

Smart’s deferred income tax assets and liabilities as of December 31, 2002 have been restated at realizable amounts after provision of a valuation allowance for portions of income tax assets that will not have tax consequences.

On December 22, 2000, the BOI approved ePLDT’s registration as a new IT service firm in the field of services related to Internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday from January 2001 or actual start of commercial operations, whichever comes first.

In 2002 and 2001 tax incentives availed amounted to Php2,699 million and Php776 million, respectively.

19.     Earnings (Loss) Per Common Share

The following table presents information necessary to calculate the earnings (loss) per share:

	2000	2001	2002
	(As restated - Note 3)
	(In Million Pesos)
Net income (loss)	(368)	2,828	3,118
Less dividends on preferred stock	1,249	1,503	1,645
Net income (loss) applicable to common stock	(1,617)	1,325	1,473

	(In Thousands, Except Per Share Amounts)
Outstanding common shares, beginning	156,272	168,498	168,895
Effect of issuance of common shares during the year	10,179	162	200
Weighted average number of common shares, end	166,451	168,660	169,095
Earnings (loss) per common share	(9.71)	7.85	8.71

The computations of diluted earnings (loss) per share were anti-dilutive for the years ended December 2002, 2001 and 2000; therefore, the amounts reported for basic and diluted earnings (loss) per share were the same.

20.     Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses the PLDT Group’s contractual obligations outstanding as of December 31, 2002:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(In Million Pesos)

Long-term debt obligations	167,763	19,176	50,725	50,783	47,079
Long-term lease obligations	9,158	1,809	3,639	3,131	579
Unconditional purchase obligations	10,219	508	2,241	2,145	5,325
Other long-term obligations	20,201	–	–	–	20,201
Total contractual cash obligations	207,341	21,493	56,605	56,059	73,184

(1)     Under the Air Time Purchase Agreement with AIL, the amount disclosed in the table above for payments due within 1 year reflects a reduction in PLDT’s required payments agreed under a Standstill Agreement, while the amounts disclosed for payments due from 2 years onwards are based on the original Air Time Purchase Agreement. The parties of the standstill Agreement have also agreed to negotiate in good faith and use their best efforts to reach an agreement on revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of ACeS International Limited’s creditors.

Long-term Debt Obligations

For discussion of our long-term debt obligations see Note 12 – Long-term Debt.

Long-term Lease Obligations

Transponder Lease Agreement. As discussed in Note 15 – Related Party Transaction, PLDT and Mabuhay Satellite entered into a Transponder Lease Agreement on December 28, 1995, which was amended on May 10, 2000. This agreement is for a period of ten years commencing on December 18, 1997, unless earlier terminated in accordance with the terms thereof. The annual basic rent for the transponders for 2002 is US$18 million. As of December 31, 2002, PLDT’s aggregate remaining obligation under this agreement was approximately Php5,282 million.

Municipal Telephone Projects. In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to perform telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of fifteen years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As of December 31, 2002, the aggregate remaining obligation was approximately Php1,013 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

Domestic Fiber Optic Network Submerged Plant Agreement. As discussed in Note 15 – Related Party Transactions, PLDT entered into an agreement with NTT World Engineering Marine Corporation on July 4, 2000, for the submarine cable repair and other allied services in relation to the maintenance of PLDT’s DFON submerged plant for a period of five years up to July 4, 2005. Under the agreement, PLDT shall pay NTT World Engineering Marine Corporation a fixed annual standing charge of US$2 million excluding cost for the use of a remotely-operated submersible vehicle at US$5,000 for every day of use and repair cost computed at US$19,000 per day of actual repair. As of December 31, 2002, the aggregate remaining obligation was approximately Php336 million.

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to twenty-five years expiring at various dates. As of December 31, 2002, the aggregate remaining obligation was approximately Php149 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under the agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services at the expiration of the first year for a fee of 15% of the current published license fee. As of December 31, 2002, the aggregate remaining obligation was approximately Php86 million.

Other Long-term Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment.

Unconditional Purchase Obligations

Air Time Purchase Agreement with ACeS International Limited. As discussed in Note 15 – Related Party Transactions, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite, or ACeS, in March 1997, which was amended in December 1998. Under this agreement, PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, PLDT is required to purchase from ACeS a minimum of US$5 million worth of air time annually over ten years commencing on the date of the satellite’s commercial operations. In the event ACeS aggregate billing revenues is less than US$45 million in any given year, PLDT is required to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

In March 2003, PLDT, together with the founder shareholders, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original ATPA. In lieu of these payments, the parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million. PLDT is also obliged to purchase from AIL 13,750 satellite fixed phone units for the years 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustment. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach agreement on a revised ATPA before November 15, 2003 that will cover, among other matters, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

As of December 31, 2002, the aggregate remaining minimum obligation was approximately Php10,077 million.

International Affiliate Agreement with VeriSign, Inc., or VeriSign. On September 15, 2000, ePLDT entered into an agreement with VeriSign for the non-exclusive, non-transferable right and license to use the VeriSign software, brand and Certification Practice Statement for the purpose of approving, issuing, suspending or revoking digital certificates for users of the Internet or similar open systems in the Philippines for a period of seven years. Under this agreement, ePLDT is required to pay VeriSign a certain percentage of the revenue derived from the services subject to minimum annual royalty payments aggregating to US$1 million, which was subsequently reduced to US$1 million, for the seven-year contract period. In addition, ePLDT was required to pay an annual support fee of US$0.5 million for the first year and US$0.3 million in each year thereafter. As of December 31, 2002, ePLDT’s aggregate remaining minimum obligation under this agreement was approximately Php79 million.

Other Unconditional Purchase Obligations. PLDT has various purchase contracts for periods ranging from two to three years covering the use of fraud management system and satellite hub and remote VSAT network systems.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 9 – Investments and Note 14 – Stockholders' Equity, as of December 31, 2002, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel pursuant to the debt restructuring of Piltel.

As of December 31, 2002, 145,320 shares of Series V Convertible Preferred Stock and 523,843 shares of Series VI Convertible Preferred Stock were converted to PLDT common shares. The aggregate value of the put option based on outstanding shares as of December 31, 2002 is Php20,201 million, of which Php13,181 million is payable on June 4, 2008 and Php7,020 million on June 4, 2009 if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stock were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying common shares is Php2,968 million, based on the market price of PLDT’s common stock of Php270 per share as of December 31, 2002.

Commercial Commitments

As of December 31, 2002, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,610 million. These commitments will expire within one year.

In October 1998, Smart entered into a Frame Supply Contract with Nokia Telecommunications OY for the supply of hardware, software and documentation for its GSM phone network. In the same month, Smart and Nokia (Philippines), Inc. signed a Frame Services Contract that covers the design, planning, installation, commissioning, integration, acceptance testing, training and handling over of the GSM network. In 2001, Smart issued a Master Purchase Order, or MPO, in the amount of US$200 million in favor of Nokia Networks OY for the purchase of additional equipment to expand its GSM phone network. Under this MPO, unavailed portion as of December 31, 2002 amounted to US$107 million.

21.     Contingencies

PLDT

NTC supervision and regulation fees, or SRF. On various dates in 1988, NTC served various assessment notices and demands for payment of SRF pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act (PSA). PLDT protested said assessments and demands for payment on the grounds that (a) all assessments under Section 40 (e) of the PSA should legally be based on the par value of a corporate utility operator’s outstanding capital stock, exclusive of capital in excess of par; (b) the assessment were being levied to raise revenues and not as mere reimbursements for actual regulatory expenses in violation of the doctrine in PLDT vs. PSC, 66 SCRA 341 (1975); (c) NTC had no authority to compel PLDT’s payment of the administrative fees under Section 40 (f) of the PSA for the increase of PLDT’s authorized capital stock, since NTC did not render any supervisory or regulatory activity nor incur any expenses in relation to such corporate act; and (d) NTC had no authority to increase the rates of the administrative fees under Section 40 of the PSA from Php0.20 to Php0.50 per Php100 of the capital stock pursuant to Batas Pambansa, or B.P., 325 since the latter legislation was of general application and thus, could not have legally or validly amended a special law such as the PSA.

After exhausting all available administrative remedies with the NTC, PLDT filed an appeal via a Petition for Certiorari with Prayer for Temporary Restraining Order and/or Preliminary Injunction with the Court of Appeals, or CA. The CA promulgated its decision which, in the main, held that (a) the annual SRF should be assessed on the basis of the par value of the subscribed or paid-up capital stock of PLDT, exclusive of capital in excess of par; (b) the NTC is legally authorized to collect the administrative fees under Section 40 (f) of the PSA even if it renders or performs no regulatory service or incurs no expense whatsoever in approving PLDT’s increase in authorized capital stock; and (c) the fees under Section 40 (e) and (f) of the PSA should be computed at the rate of Php0.50 per Php100, or a fraction thereof pursuant to B.P. 325 instead of only Php0.20 per Php100 or fraction thereof under the PSA.

In an appeal to the Supreme Court, or SC, PLDT questioned the CA decision (a) that the NTC can validly collect fees even in the absence of any regulatory services performed, and (b) upholding the validity of the increase in the rate of fee under Section 40 (e) of the PSA to Php0.50 from Php0.20 per Php100 or a fraction thereof of the capital stock. NTC, on the other hand, questioned the basis for the SRF assessment, which was determined by the CA to be the par value of the subscribed capital stock exclusive of capital in excess of par.

In a decision dated July 28, 1999, the SC ordered the NTC to recompute the SRF due from PLDT on the basis of PLDT’s “capital stock subscribed or paid”.

Pursuant to the SC decision, the NTC issued a re-assessment letter in February 2000 for the balance of the SRF for previous years computed on the same basis stated in the SC decision but inclusive of stock dividends. On the ground that the inclusion of stock dividends in the calculation of the SRF has no basis in law and jurisprudence, PLDT requested the NTC to cancel/withdraw the portions of the assessment based on the stock dividends.

Without resolving or ruling on PLDT’s request, in September 2000, the NTC issued another assessment letter for the balance of the SRF for previous years and the SRF for the year ended December 31, 2000. Consequently, PLDT filed a Petition for Certiorari and Prohibition with Urgent Prayer for the Immediate Issuance of a Temporary Restraining Order with the CA. The CA temporarily restrained the NTC from enforcing/implementing its February and September 2000 assessments and subsequently issued a Writ of Preliminary Injunction. In February 2001, the CA dismissed the Petition for Certiorari and Prohibition filed by PLDT and dissolved the Writ of Preliminary Injunction earlier issued.

PLDT filed a Motion for Reconsideration of the aforementioned CA decision on the ground that the same would vitiate and not validate the decision rendered by the SC on July 28, 1999, ordering the NTC to recompute the SRF to be imposed on PLDT. On April 6, 2001, the Office of the Solicitor General, or OSG, adopting its Comment dated October 11, 2000 as its comment on the Motion for Reconsideration filed by PLDT, stated that the NTC by insisting on its assessments is providing its own definition of “stock dividend” at variance with the SC decision dated July 28, 1999 and is in effect enlarging its meaning and scope and expanding the concept envisaged therein. Further, the OSG stated that the sole and only issue is whether or not the SC decision directs the inclusion or exclusion of “stock dividends” in the computation of the SRF. The NTC also filed its comment on PLDT’s Motion for Reconsideration and PLDT filed a Reply to the NTC’s Comment stressing that the failure of NTC to deny the allegations in PLDT’s Motion for Reconsideration that (a) the SC decision dated July 28, 1999 annulled and set aside the NTC SRF assessment; (b) the SC directed the NTC to make a recomputation of the said SRF assessments but that NTC did not make any such recomputation; (c) the NTC served anew on PLDT exactly the same SRF assessments that were ordered set aside by the SC; (d) the SC decision dated July 28, 1999 has become final and executory; (e) the fundamental issues raised by PLDT in its Motion for Reconsideration is not at all whether the SC decision dated July 28, 1999 is right or wrong but rather whether it did or did not direct the exclusion of stock dividends in the SRF assessment; and (f) the SC decision dated July 28, 1999 held that the SRF should lawfully be based only on such capital stock subscribed or paid for which PLDT received actual payment; should all be taken to mean that the NTC SRF assessments should exclude stock dividends.

Considering the September 30 statutory deadline for the payment of the SRF, PLDT filed with the CA an Urgent Motion for Re-Issuance of Restraining/Injunctive Writ requesting the CA to re-issue and expand the Writ of Preliminary Injunction it had previously issued, to cover any and all SRF assessments, including the SRF assessments due on September 30, 2001, pending final resolution of PLDT’s Motion for Reconsideration. The CA granted PLDT’s prayer for injunctive relief, and re-issued a Writ of Preliminary Injunction, the same to be effective until the resolution of PLDT’s Motion for Reconsideration.

In March 2002, the CA issued a resolution denying PLDT’s Motion for Reconsideration and dissolving the Writ of Preliminary Injunction. PLDT then filed with the SC a Petition for Review on Certiorari of the said CA decision.

In light of the impending September 30 statutory deadline for the payment of the SRF, PLDT filed with the SC an Urgent Motion for the Issuance of a Temporary Restraining Order to enjoin the NTC from enforcing any SRF assessments against PLDT pending the resolution of its Petition for Review on Certiorari. Considering, however, that as of September 30, 2002, no decision has yet been promulgated by the SC on the aforementioned Motion, PLDT on the said date paid the SRF for the years 2000 and 2002 based on the paid-up capital including premium but excluding stock dividends.

Since 1976, PLDT has received assessments from the NTC for permit, SRF and other charges. As of December 31, 2002, PLDT has paid a total amount of Php1,249 million in SRF, of which Php1,094 million were paid under protest.

Local franchise tax assessments. PLDT is presently a party to several cases pending before courts of original and appellate jurisdictions in the Philippines involving the issue of exemption of PLDT from local franchise and business taxes.

PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes. PLDT’s claim for exemption or exclusion from local franchise and business taxes is grounded on Section 12 of R.A. 7082, or the PLDT Franchise, as implicitly amended and expanded by Section 23 of Republic Act 7925, or R.A. 7925, also known as the Public Telecommunications Policy Act. Further, PLDT claims that assuming that it is liable for local franchise tax, R.A. 7160, or the Local Government Code, provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some local government units of gross revenues as the basis for computation of franchise tax is in gross violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will exceptionally overstate the franchise tax.

To date, PLDT has received from several local government units’ assessments for local franchise and/or business taxes covering various periods, in the aggregate amount of Php4,524 million. PLDT has invariably protested these assessments, appealed to the lower courts denials of its protests by local government units, and elevated to the CA or the SC adverse decisions of the lower courts.

In one case involving the City of Davao, the Supreme Court rendered a decision denying PLDT’s petition for review of the decision of a regional trial court of Davao City affirming the assessment of local franchise tax on PLDT. The SC held that although the withdrawal of tax exemptions under the Local Government Code does not preclude Congress from granting subsequent exemptions, Congress, in enacting R.A.7925 particularly Section 23 thereof, did not intend it to operate as a blanket tax exemption to all telecommunications entities and that Section 23 of R.A. 7925 cannot be considered as having amended the PLDT Franchise so as to entitle PLDT to exemption from local franchise tax. PLDT filed a Motion for Reconsideration of the said decision and a Motion to Refer the Case to the Court En Banc and for Oral Arguments. The Court’s Second Division granted the Motion to Refer the Case to the Court En Banc, which referral was thereafter accepted by the Court En Banc. The Oral Arguments was held on January 21, 2003. Both parties have submitted their Memorandum and the Motion for Reconsideration is deemed submitted for resolution.

On the other hand, in another case involving the Province of Pangasinan, the CA rendered a decision granting PLDT’s appeal of an earlier unfavorable decision rendered by a regional trial court of Pangasinan. The CA ruled that R.A. 7925 impliedly withdrew from the Province of Pangasinan and all other provinces the power to impose and collect local franchise and business taxes on all telecommunications companies. The Province of Pangasinan subsequently filed a Motion for Reconsideration of the CA decision, which was denied. Hence, the Province of Pangasinan filed a Petition for Review on Certiorari under Rule 65 of the Rules of Court, which the SC dismissed on the ground that “the petition is evidently used as a substitute for the lost remedy of appeal”. The Province of Pangasinan’s Motion for Reconsideration of the SC resolution was likewise denied.

The outcome of these local franchise assessments may have an effect on other taxes to which PLDT could be subject to.

Smart

NTC SRF. Smart has been paying under protest the SRF assessed by the NTC. On September 27, 2001, Smart paid the amount of Php86 million representing SRF for 2001. On September 30, 2002, Smart paid the amount of Php114 million representing SRF for 2002.

The above amounts and all other assessments for SRF in the past were paid under protest as Smart believes that the same is exorbitant and unreasonable and contrary to Section 5(g) of R.A. 7925. R.A. 7925 states that the NTC should impose only reasonable fees and charges as may be necessary to cover reasonable costs and expenses for the regulation and supervision of the operation of the telecommunications entities.

In its protest, Smart also cited the decision of the Court of Appeals in the case of ICC Corporation vs. NTC (CA-GR SP No. 45-100, 30 September 1999) which held that: “In the guise of taxation, respondent NTC has in fact arrogated upon itself the power to tax an entity, which it is not authorized by law to do, thereby exceeding its lawful jurisdiction and/or acting with grave abuse of discretion. That respondent NTC has been generating income from the collection of fees from telecommunication entities in the guise of regulation is evident and that the NTC is not classified as tax generating agency of the government.”

Local franchise tax assessments. To date, Smart has received assessments for local franchise and business taxes from certain cities and municipalities in the aggregate amount of approximately Php313 million. Smart has formally protested these assessments based on the following:

  An opinion issued by the Bureau of Local Government Finance, or BLGF, dated August 13, 1998 stating that Smart should be considered exempt from the local franchise tax provided under Section 137 of the Local Government Code, which exemption shall be applicable only to local franchise and business taxes.

  R.A. 7925 was passed on February 20, 1995 after the passage of the Local Government Code. Under the ipso facto provision of R.A. 7925, the holder of a franchise granted prior to or after the effective date of R.A. 7925 is entitled to the benefit or any favorable provisions contained in any other franchises, regardless of whether such franchises were granted prior to or after the passage of R.A. 7925.

  Because Smart’s legislative franchise took effect after the effective date of the Local Government Code, the franchise tax prescribed under Section 137 thereof should be deemed to be part of the said franchise. Section 137 states that “cellular operators shall only pay a franchise tax equivalent to 3% of all gross receipts of the business transacted under the franchise, and the said percentage shall be in lieu of all taxes on this franchise or earnings thereof.”

  In the PLDT vs. City of Davao case, the Supreme Court took cognizance of the BLGF opinion by stating that Smart’s franchise granted after the effectivity of the Local Government Code exempted it from the payment of local franchise and business taxes.

Smart’s administrative protest against the Makati and Iloilo assessments were denied, while those against the Digos and General Santos assessments in the aggregate amount of Php59,447 have not yet been decided.

Smart filed separate petitions appealing the local franchise and business tax assessments of Makati City in the amount of Php196 million for the calendar years 2000 and 2001, and in the amount of Php116 million for the calendar years 1995, 1998 and 1999. These cases have been consolidated and are now pending before Regional Trial Court, Branch 61 of Makati City. Smart’s earlier motion to suspend trial pending resolution of the Smart franchise tax case in Davao was subsequently denied by said court.

Smart also filed a petition appealing the local franchise and business tax assessment of Iloilo City in the amount of Php1 million. This case is now pending before the Regional Trial Court, Branch 28 of Iloilo City.

Smart also filed a Petition for Declaratory Relief with the SC questioning an ordinance issued by the City Council of Davao on the local franchise and business taxes. The SC decided in favor of the City of Davao and Smart’s Motion for Reconsideration of said decision was denied. Smart filed with the SC a Petition for Review under Rule 45 of the 1997 Rules of Procedure to appeal the aforestated decision.

Mabuhay Satellite

Mabuhay Satellite was the respondent in an arbitration commenced by Space Systems Loral, Inc. (SS/L), as a result of a dispute between the two parties concerning their satellite joint venture. On June 5, 2002, Mabuhay Satellite received an arbitration decision requiring Mabuhay Satellite to pay SS/L an estimated amount of US$14 million representing Mabuhay Satellite’s unpaid balance for the 65% equity share in the joint venture. The amount has been fully accrued and recorded in the books of Mabuhay Satellite as of December 31, 2002.

PLDT and some of its subsidiaries are involved in certain other legal actions and claims arising in the ordinary course of business. The respective managements of PLDT and said subsidiaries believe that any possible loss that they may incur as a result of such legal actions, claims and assessments not covered by an allowance for losses will not have a material effect on their respective financial positions and results of operations.

22.     Foreign Currency-Denominated Monetary Assets and Liabilities

PLDT’s and its subsidiaries’ foreign currency-denominated monetary assets and liabilities and their peso equivalents follow:

	2000		2001		2002
	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent	U.S. Dollar	Peso Equivalent
	(In Millions)
Consolidated
Assets
Cash and cash equivalents	US$142	Php7,098	US$40	Php2,083	US$76	Php4,033
Accounts receivable	131	6,563	146	7,536	149	7,910
	273	13,661	186	9,619	225	11,943
Liabilities
Accounts payable	39	1,939	27	1,411	56	2,969
Accrued and other current liabilities	125	6,253	165	8,529	165	8,782
Notes payable	10	520	23	1,189	6	320
Long-term debt	3,600	179,930	3,156	163,144	2,937	156,398
Deferred credits and other noncurrent liabilities	–	–	–	–	50	2,676
	3,774	188,642	3,371	174,273	3,214	171,145
Net foreign currency-
denominated liabilities	US$3,501	Php174,981	US$3,185	Php164,654	US$2,989	Php159,202

Non-Consolidated
Assets
Cash and cash equivalents	US$136	Php6,800	US$30	Php1,549	US$49	Php2,602
Accounts receivable	107	5,369	130	6,717	116	6,158
	243	12,169	160	8,266	165	8,760
Liabilities
Accounts payable	32	1,602	18	923	23	1,220
Accrued and other current liabilities	87	4,357	66	3,424	47	2,476
Notes payable	1	50	22	1,137	6	320
Long-term debt	2,861	143,013	2,659	137,420	2,538	135,158
Deferred credits and other noncurrent liabilities	–	–	–	–	50	2,676
	2,981	149,022	2,765	142,904	2,664	141,850
Net foreign currency-
denominated liabilities	US$2,738	Php136,853	US$2,605	Php134,638	US$2,499	Php133,090

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php53.254 to US$1.00, Php51.690 to US$1.00 and Php49.986 to US$1.00, the peso-dollar exchange rates as at December 31, 2002, 2001 and 2000, respectively.

23.     Financial Instruments

PLDT

Currency Swaps

In 2002 and 2001, PLDT entered into currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As of December 31, 2002 and 2001, the swaps have an aggregate notional amount of US$550 million and US$100 million, respectively. Under the swaps, PLDT effectively exchanges the principal of its US dollar-denominated fixed rate notes into peso-denominated loan exposures at an agreed swap exchange rate. The agreed swap exchange rate is reset to the lowest Peso/US$ spot exchange rate during the term of the swap, subject to a minimum exchange rate. As of December 31, 2002 and 2001, the outstanding swap contracts have been reset to average exchange rate of Php51.27 and Php50.77, respectively. In addition, PLDT is required to make semi-annual fixed or floating swap cost payments to its counterparties, which averaged to about 2.35% and 3.86% in 2002 and 2001, respectively.

US$400 million of the swaps outstanding as of December 31, 2002, have been structured to include credit-linkage with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds, or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amount where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As of December 31, 2002 and 2001, mark-to-market value of the outstanding swaps, as confirmed by the counterparties, amounted to a net loss of Php461 million and Php312 million, respectively.

In 1998, PLDT entered into a currency swap agreement to swap its floating rate Japanese yen (JP¥)-denominated loan for a fixed rate US dollar amount. In 2000, PLDT terminated the swap agreement, which had a notional amount of JP¥19,807 million, and realized a gain of US$23 million (Php924 million).

Forward Exchange Contracts

PLDT has the following outstanding short-term forward buy US$ contracts as of December 31, 2002, 2001 and 2000;

	2000	2001	2002
Aggregate notional amount (in millions)	US$44	US$286	US$211
Weighted average forward rate	Php50.1 to US$1	Php52.6 to US$1	Php53.9 to US$1

PLDT had the following outstanding short-term forward exchange contracts to buy JP¥ and sell US$ as of December 31, 2002 and 2001;

	2001	2002
Aggregate notional amount (in millions)	JP¥3,968	JP¥3,296
Contracted forward rate	JP¥122.8 to US$1	JP¥115.2 to US$1

The net mark-to-market gain (loss) on the outstanding forward contracts amounted to about (Php162 million), (Php271 million) and Php0.4 million as of December 31, 2002, 2001 and 2000, respectively, as confirmed by counterparties.

Interest Rate Swaps

In 2001, PLDT also entered into a US$/JP¥ swap agreement to swap the coupon on US$175 million of its fixed rate notes for a floating rate JP¥ amount. As of December 31, 2001, mark-to-market value of the outstanding interest rate swap, as confirmed by the counterparty, amounted to a net gain of Php80 million. The swap was terminated in 2002 at a realized gain of Php633 million.

Smart

Currency Swaps

Smart has existing currency swap agreements with a foreign financial institution, with aggregate notional amount of US$88 million, US$115 million and US$134 million as of December 31, 2002, 2001 and 2000, respectively, and average swap rate of Php37.29, Php37.25 and Php37.13, respectively. Under the swaps, Smart receives fixed US dollar interest payments and pays fixed peso interest payments in semi-annual intervals up to April 2003. As of December 31, 2002, 2001 and 2000 the net aggregate mark-to-market gain on these swap agreements, as confirmed by the counterparty, amounted to about Php1,361 million, Php1,496 million and Php1,655 million, respectively, and is recognized directly through earnings.

A wholly owned subsidiary of Smart entered into complementary currency swap agreements with the same counterparty, whereby the mark-to-market value of such currency swaps offset the mark-to-market value of the currency swaps entered into by the Smart.

Forward Exchange Contracts

Smart has the following outstanding short-term forward buy US$ contracts as of December 31, 2002, 2001 and 2000:

	2000	2001	2002
Aggregate notional amount (in millions)	US$56	US$11	US$5
Weighted average forward rate	Php49.5 to US$1	Php53.2 to US$1	Php53.5 to US$1

As of December 31, 2000, Smart also has an outstanding forward buy JP¥ sell peso contract with notional amount of JP¥13 million and contracted forward rate of 0.468 to JP¥1.

The net mark-to-market gain (loss) on all the outstanding forward contracts amounted to about (Php0.8 million), (Php12 million) and Php41 million as of December 31, 2002, 2001 and 2000, respectively, as confirmed by counterparties.

24.     Reportable Segments

Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

We have organized our business into three main segments:

  Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries Clark Telecom, Subic Telecom, MaraTel, which together account for approximately 1% of our consolidated fixed lines in service, and PLDT Global;

  Wireless — wireless telecommunications services provided through our cellular service providers, namely PLDT’s subsidiary Smart and PLDT’s affiliate Piltel, and satellite operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat; and

  Information and Communications Technology — information and communications infrastructure and services for Internet applications, Internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Internet access services provided by ePLDT’s subsidiary Infocom, and e-commerce, call centers and IT-related services provided by other subsidiaries and affiliates of ePLDT, as described in Note 9 – Investments.

The segment assets as of December 31, 2002, 2001 and 2000 and results of operations of our reportable segments for the years ended December 31, 2002, 2001 and 2000 reported under Philippine GAAP are as follows:

	Fixed Line	Wireless	Information and Communications Technology	Eliminations	Total
			(In Million Pesos)
As of and for the year ended December 31, 2000 (As restated – Note 3)
Operating revenues	45,967	15,487	239	(1,125)	60,568
External revenues	45,967	14,362	239	–	60,568
Inter-segment revenues	–	1,125	–	(1,125)	–
Operating expenses	31,306	19,143	311	(991)	49,769
Operating income (loss)	14,661	(3,656)	(72)	(134)	10,799
Segment assets	246,694	109,751	1,435	(31,109)	326,771
Segment liabilities	179,453	53,712	359	1,686	235,210
Net cash flows provided by (used in):
Operating activities	35,685	1,825	177	(895)	36,792
Investing activities	(30,255)	(6,983)	(497)	11,714	(26,021)
Financing activities	(5,316)	4,503	488	(10,819)	(11,144)
Depreciation and amortization	10,771	7,090	35	–	17,896
Provision for doubtful accounts	2,361	637	12	–	3,010
Capital expenditures	(20,415)	(6,463)	(231)	–	(27,109)

As of and for the year ended December 31, 2001 (As restated – Note 3)
Operating revenues	46,477	24,582	469	(991)	70,537
External revenues	46,420	23,648	469	–	70,537
Inter-segment revenues	57	934	–	(991)	–
Operating expenses	32,628	21,145	780	(659)	53,894
Operating income (loss)	13,849	3,437	(311)	(332)	16,643
Segment assets	232,221	110,901	4,175	(41,029)	306,268
Segment liabilities	166,835	47,283	3,760	(6,120)	211,758
Net cash flows provided by (used in):
Operating activities	24,851	13,626	1,461	–	39,938
Investing activities	(12,730)	(22,935)	(2,415)	6,221	(31,859)
Financing activities	(17,923)	(9,562)	929	12,902	(13,654)
Depreciation and amortization	13,389	8,020	128	–	21,537
Provision for doubtful accounts	2,880	273	31	–	3,184
Capital expenditures	(9,742)	(19,233)	(1,579)	–	(30,554)

As of and for the year ended December 31, 2002
Operating revenues	47,784	34,628	970	(3,219)	80,163
External revenues	45,518	33,704	941	–	80,163
Inter-segment revenues	2,266	924	29	(3,219)	–
Operating expenses	34,799	26,321	1,478	(3,221)	59,377
Operating income (loss)	12,985	8,307	(508)	2	20,786
Segment assets	263,043	77,035	3,962	(44,171)	299,869
Segment liabilities	167,427	39,894	3,060	(6,687)	203,694
Net cash flows provided by (used in):
Operating activities	29,365	22,410	34	2,348	54,157
Investing activities	(3,851)	(3,445)	(691)	(7,125)	(15,112)
Financing activities	(23,084)	(14,701)	618	4,778	(32,389)
Depreciation and amortization	13,133	10,644	333	–	24,110
Provision for doubtful accounts	3,556	423	45	–	4,024
Capital expenditures	(7,502)	(6,590)	(607)	–	(14,699)

25.     Other Matters

a.          Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gate Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlements with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

b.          Proposed Metering of Local Exchange Service

The proposed metering of PLDT’s local exchange service has been temporarily suspended for further review by the NTC.

c.          U.S. Federal Communications Commission, or FCC, Ruling versus Philippine Telecommunications Companies

In May 2002, PLDT advised AT&T Corp., or AT&T, WorldCom, Inc., or WorldCom, and other carriers of PLDT’s need to increase its termination rates by August 2002. Despite numerous negotiation sessions in 2002 and 2003, AT&T and WorldCom refused to accept any rate increases. PLDT unilaterally extended its prior termination charges to each carrier while continuing offers to negotiate, first from August 1, 2002 to October 1, 2002, then until December 31, 2002, and then, finally, despite the lack of a written agreement from AT&T and WorldCom, through January 31, 2003. While nearly 100 carriers worldwide, including 14 U.S. carriers, agreed to the new termination rates and entered into new termination rate agreements with PLDT, the termination rate agreements with AT&T and WorldCom lapsed in December 2002, without them agreeing with PLDT on any provisional arrangement or final agreement on the new termination rates. Faced with the continuing stonewalling by AT&T and WorldCom, PLDT, in December 2002, was forced to notify each company that PLDT’s termination rates would finally be increased as of February 1, 2003. Because no agreement was reached with either AT&T or WorldCom, effective as of February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and WorldCom.

On February 7, 2003, AT&T and WorldCom filed separate petitions with the U.S. FCC requesting the U.S. FCC to take action to protect U.S. international carriers and U.S. consumers from alleged “whipsawing” behavior occurring on the U.S.-Philippine Route. “Whipsawing” is a form of anti-competitive behavior that involves the ability of foreign carriers to obtain unduly favorable terms and conditions from U.S. international service providers by setting competing U.S. carriers against one another.

On February 7, 2003, the NTC of the Republic of the Philippines directed Philippine carriers to take one of two different courses of action, depending on whether such carriers had effective termination rates with their counterparties. If PLDT had “existing and effective agreements with foreign telecommunication carriers relative to termination rates”, it should “comply with the terms thereof, specifically in maintaining the flow of traffic in and between circuits and facilities covered by such agreements.” If, however, the counterparty and PLDT were “without existing and effective agreements relative to termination rates,” then PLDT is “encouraged … to negotiate and conclude agreements” with the counterparty, and “the parties may agree on provisional/interim arrangements for continuity of service.” Each of AT&T and WorldCom immediately rejected PLDT’s offer for an interim termination rate agreement.

On March 10, 2003, the International Bureau of the FCC granted the request of AT&T and WorldCom and issued an Order directing all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to PLDT, Globe Telecom, Inc., Bayan Telecommunications Philippines, Inc., Digital Telecommunications Philippines, Inc., Smart and Subic Telecom until such time as the U.S. FCC issues a Public Notice that AT&T’s circuits on the U.S.-Philippine route are fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale. As of January 31, 2003, receivables from U.S. carriers amounted to approximately US$17 million, of which US$7 million was attributable to PLDT, US$7 million to Smart and US$2 million to Subic Telecom.

In response to the ruling of the International Bureau of the FCC, the NTC issued in a Memorandum Order dated March 12, 2003 directing all affected Philippine carriers “(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

The NTC also stated in its March 12, 2003 Order that the termination rates offered by PLDT are “fair and reasonable.” These rates, US$0.12 per minute for calls terminating on the fixed-line network and US$0.16 per minute for calls terminating on mobile networks, are well below the FCC benchmark settlement rate of US$0.19 per minute for low middle income countries such as the Philippines and also substantially below the settlement rate of US$0.238 per minute suggested by the International Telecommunications Union for countries with teledensity between 1 to 5 telephones per 100 population.

We reserve the right to take whatever action is necessary to protect our interests relative to the decision of the U.S. FCC and the NTC. In the meantime, we honor all existing bilateral agreements with other carriers.

26.     Reclassification of Accounts

We have reclassified certain accounts in 2001 and 2000 to conform with our 2002 financial statements presentation.